SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated

11 JULY 2003

AngloGold Limited
_
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
    South Africa____
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:        Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:
      No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:
      No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:
      No:
Enclosures:
   ANGLOGOLD REPORT FOR THE QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2001,
PREVIOUSLY FILED WITH THE SEC IN HARD COPY -- REFILED TODAY, ON EDGAR

Another good quarter -- the third in
succession
Group results for the quarter
•
Headline earnings before unrealised hedging activities
up 15% to $76 million ($0.71 per share or $0.36 per
ADR), or 19% to R637 million (595 cents per share).
•
Total cash costs down 5% to $176 per ounce.
•
Total production costs down 5% to $211 per ounce.
•
Return on capital of 13.6%.
•
Sale of the Free State assets is being finalised.
•
Offer documents filed in Normandy bid, with approval
for the transaction received from the South African
Reserve Bank.
•
Continued safety improvements in all regions.
Regional operating results for the quarter
SOUTH AFRICA
•
Key operations once again exceed production and cost
targets.
•
Gold production increases marginally to 36,466
kilograms (1,172,000 ounces).
•
Total cash costs 1% lower at R49,648 per kilogram.
•
Operating profit increases by 25% through improved
operating performance and lower retrenchment costs.
•
Great Noligwa produces 268,000 ounces at a total
cash cost of $118 per ounce.
AFRICA
•
Another good quarter, with inclusion of Yatela mine for
the first time.
•      Gold production up 9% (down 4% excluding Yatela).

Operating profit maintained for the quarter.
•
Morila successfully completes its 90-day continuous
production and economic completion testing.
•
Excellent safety performance for the region, improving
the year-to-date LTIF rate by 25% to 1.32.
NORTH AMERICA
•
Gold production up 4%.
•
Total cash costs down 1% to $199 per ounce.
•
Total cash costs at Jerritt Canyon down 8% to $200
per ounce, with production up 1%.
•
Production at CC&V up 6% and total cash costs up 9%
($193 per ounce) due to increased consumables.
SOUTH AMERICA
•
Gold production up 6%, with increased production at
all operations.
•
Total cash costs down 9% to $128 per ounce.
•
Total production costs down 9% to $193 per ounce.
AUSTRALIA
•
Gold production up 14%.
•
Total cash costs increase by 1% to $197 per ounce
resulting from Tanami closure and start of hard ore
processing at Sunrise Dam.
•
Sunrise Dam throughputs exceed design targets and
production up 14%.
•
Significant improvement at Union Reefs following
implementation of revised mining plan.
•
Encouraging exploration results at Sunrise Dam and
Coyote in western Tanami.
Quarter
ended
Sept
2001
Quarter
ended
Jun
2001
Nine
months
ended
Sept
2001
Nine
months
ended
Sept
2000
Quarter
ended
Sept
2001
Quarter
ended
Jun
2001
Nine
months
ended
Sept
2001
Nine
months
ended
Sept
2000
Rand/Metric
Dollar/Imperial
Gold
     Produced
- kg/oz 000
55,440
53,915
163,732
167,389
1,782
1,733
5,264
5,382
     Revenue
- R/kg/$/oz sold
77,635
73,578
75,071
65,901
288
285
289
305
     Total cash costs
- R/kg/$/oz produced
47,687
47,663
47,887
45,763
176
185
184
212
     Total production costs
- R/kg/$/oz produced
57,046
57,079
57,164
52,601
211
221
220
244
Operating profit
- R/$ million
1,136
966
2,995
2,384
135
120
369
352
Net capital expenditure
- R/$ million
629
576
1,740
1,071
75
71
215
158
Net profit
- R/$ million
439
509
1,285
1,247
53
63
159
184
Net earnings (basic)
- cents per share
410
475
1,200
1,166
50
59
149
171
Headline earnings
- cents per share
459
538
1,405
1,256
55
67
174
185
Headline earnings before unrealised
hedging activities
- cents per share
595
501
1,504
1,256
71
62
185
185
Dividends
- cents per share
700
750
85
110
REPORT
FOR THE QUARTER AND NINE
MONTHS ENDED 30 SEPTEMBER 2001
ANGLOGOLD LIMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Certain forward-looking statements
Certain statements contained in this document, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and production, the completion and commencement of commercial operations of certain of
AngloGold's exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold's operations, economic performance and financial condition.  Although AngloGold believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.  Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management.
Throughout this document, $ refers to US dollars, unless otherwise stated.
Published by AngloGold
PO Box 62117
Marshalltown
2107
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6399/6400
E-mail: investors@anglogold.com

Dear Shareholder,
The market
In both economic and geopolitical terms this third
quarter stands in the shadow of the events in New York
and Washington of 11 September.  It remains too early
to confidently describe, let alone predict, the medium- to
long-term effects of these events for markets, including
the gold market.  In the short term, the gold price went
up into the low $290s, rising less and for a shorter time
than many commentaries predicted.  It has now returned
to its pre-11 September trading range.  On the demand
side, the likelihood is that jewellery demand will be down
for the third quarter, reflecting the economic downturn
already in progress; an unusually long period in India
that was regarded as astrologically inauspicious and
affected gold sales; and reduced Asian gold demand
after the terror attacks in the United States.
Operating performance
The company has achieved sound operating results,
with operating profit up 13% on the previous quarter,
headline earnings before unrealised hedging activities
up 15% and total cash and total production costs both
down 5% to $176 per ounce and $211 per ounce
respectively.  In the context of a received gold price
which rose by 1% this is a solid performance, with all
regions doing well.
The South African operations reduced their costs in rand
terms by 1% to R49,648 per kilogram, despite the effect
of annual wage increases this quarter, and operating
profit  rose by 25% to R715 million.  With the impact of
the rand/dollar devaluation, cash costs measured in
dollar per ounce terms decreased by $10 an ounce to
$184, reflecting a 5% improvement.  Leading the
enhanced performance in South Africa this quarter and
clearly showing that deep-level gold mines and high unit
costs are not synonymous, was AngloGold's largest and
most profitable mine, Great Noligwa, which produced
268,000 ounces during the quarter at a cash cost of
$118, contributing $40 million to the quarterly operating
profits of the company.
The African region benefited from the inclusion of
Yatela, with gold production rising by 9% to 229,000
attributable ounces. Prospects for increasing the rate of
mining and extending the reserves of the Geita mine are
good.
Our operations in both North and South America
achieved higher gold production while recording lower
cash operating costs.  In Australia, production increased
by 14% and cash costs held steady.
As always, there are operational challenges.
Matjhabeng and Joel in South Africa, and Union Reefs
in Australia are all in close-down mode.  Tau Lekoa's
grade problems are receiving our attention and we will
be looking for a slow but steady improvement in
performance there.
Against the background of very significant success in
South Africa, we are delighted to confirm that Dave
Hodgson will be taking up the role of AngloGold's Chief
Operating Officer.  We are confident that he will bring
coherence and wisdom to the co-ordination and
leadership of the global operations as he has done in
the South African region.
Possible sale of Free State assets in South Africa
We have received offers for all of AngloGold's Free
State mines and are in the process of finalising the
transaction.  The primary concern here must, of course,
be the received price.  We are, however, aware of the
need  to be mindful of the character of the new entity
after the sale.  Here, considerations are the imperative
to consolidate ownership and management in the
region, the capacity and record of the purchaser in
ventures of this kind and a concern to promote
sustainable and viable black economic empowerment in
the mining sector.
Normandy
The Normandy offer is progressing according to plan,
although the regulatory burden involved in a multi-
jurisdictional transaction such as this has delayed the
filing process by some two weeks.  Nevertheless, we still
anticipate the closing date of the offer period to be
14 December.  The management of Normandy is
currently reviewing the Bidder's Statement and the
board will make its recommendation within two weeks of
the posting of the document which is scheduled for this
week.  We remain confident that the bid will succeed.
RUSSELL EDEY
Deputy Chairman
30 October 2001
LETTER FROM THE CHAIRMAN AND
DEPUTY CHAIRMAN
BOBBY GODSELL
Chairman and Chief
Executive Officer

OVERVIEW
Strong, broadly-based and sustainable operational
performances from all of AngloGold's regions have
resulted in operating profit for the quarter ended
30 September 2001 increasing by 13% to
$135 million.  Headline earnings (excluding
unrealised losses on hedging activities) improved by
15% to $76 million ($0.71 per share or $0.36 per
ADR).
The price received for gold for the quarter was 1%
higher at $288 per ounce.  Gold production
increased by 3% to 1.78 million ounces.  Total cash
costs and total production costs both decreased by
5% to $176 per ounce and $211 per ounce
respectively, as a result of improved production and
lower operating costs.  AngloGold's return on capital
for the quarter was 13.6%.
Management continues to focus attention on
improving workplace safety and health in all of its
operating regions and reports steady overall
progress.  There have also been some notable
safety achievements during the quarter at Jerritt
Canyon, Sadiola and in South Africa.
The company has received unsolicited offers from
interested parties for its Free State assets,
accounting in this quarter for 16% of AngloGold's
production and 6% of its operating profit.
Shareholders will be advised of the outcome of
these discussions in due course.
SOUTH AFRICA
Overall performance
This was another good quarter for the South African
region, with production, total cash costs and
operating profit all showing improvements over the
previous quarter.  Total cash costs were 1% lower at
R49,648 per kilogram (5% lower in dollar terms to
$184 per ounce).  Operating profit increased by 25%
because of an enhanced operating performance and
lower retrenchment costs.  Productivity indices,
expressed in grams per employee as well as square
metres per employee, both showed improvements of
3% and 7% respectively, over the previous quarter.
Regrettably, seven employees lost their lives during
the quarter as a result of mine accidents.  This
performance represents the best on record for the
company in respect of the number of occupational
deaths occurring in any quarter.  This performance
was underpinned by a Lost-Time Injury Frequency
Rate (LTIFR) of 11.59 which is a 7% improvement
on the same period last year.  The ongoing process
of risk identification and management continues to
yield safety benefits.  The Lower Carbon Leader
section at TauTona, the world's deepest working
level in a gold mine, has been free of fatal accidents
now for two years, whilst Kopanang has achieved
more than 1.5 million fatal accident free shifts.
Mine performance
In the Vaal River region, Great Noligwa, accounting
for 23% of AngloGold's South African production
this quarter, performed strongly with improved
productivity, a higher recovered grade (up 9%) and
total cash costs lower at R31,758 per kilogram
($118 per ounce).  Operating profit at R336 million
(up 28%) mirrored these impressive operating
performances.  At Kopanang, an improvement in
grade and area mined resulted in gold production of
4,033 kilograms (130,000 ounces), which exceeded
the exceptional achievement of the first quarter.
Total cash costs at R47,030 per kilogram reflect a
9% improvement with operating profit of R94 million
exceeding target.
Tau Lekoa, after a good first half-year, produced
disappointing results.  Gold production decreased
by 24% to 1,819 kilograms (58,000 ounces) and
total cash costs increased to R65,845 per kilogram
due to a combination of unexpectedly lower grade,
poor environmental conditions and safety concerns.
Management has focused attention on grade
improvement and anticipates a slow but steady
return to normal performance levels.
In the West Wits region, gold production at TauTona
increased by 3% to 5,021 kilograms (161,000
ounces).  Total cash costs decreased slightly (2%)
to R41,583 per kilogram ($154 per ounce).  Savuka
was unable to sustain its gold output (down 8%)
despite an increase in volume mined.  Recovered
grade fell by 3% as a result of lower mining volumes
in the shaft pillar.  Total cash costs increased by 9%
to R69,087 per kilogram ($256 per ounce).  The
significant but expected improvement at Mponeng
was mainly owing to the availability of new panels in
the recently holed raise lines.  Gold production at
3,144 kilograms (101,000 ounces) increased by
28% and total cash costs fell by 19% to R57,009 per
kilogram ($211 per ounce).  The operating profit
moved from a loss of R38 million to a profit of
R11 million.
In the Free State, the level of gold production at
Bambanani was not sustained owing to a slightly
lower grade and a reduction in tonnes milled.
Bambanani experienced a fire in the pillar area and
this resulted in some lost production and the
unavailability of certain working areas.  Total cash
OPERATING AND FINANCIAL REVIEW

costs were lower in absolute terms but unit costs
increased to R63,913 per kilogram ($238 per
ounce).  Tshepong experienced a drop in recovered
grade (down 4%) although still above target.  Total
cash costs rose because a greater area was mined
and there was increased development.  Matjhabeng
and Joel, whilst both operating in closure mode,
have posted improved operating results.
At Ergo, gold production increased by 8% through
improved head grade and higher metallurgical
efficiency as well as through the gold recovered
from the clean-up of the now closed gold elution
circuit of the Daggafontein plant.  Operating profit
rose by 73% to R31 million.
AFRICA
Overall performance
The Africa region had a good production quarter
with the inclusion of Yatela mine for the first time.
This enabled the region to produce 229,000
attributable ounces, an increase of 9% on the
previous quarter, at a total cash cost of $131 per
ounce.  Operating profit was maintained at
$22 million for the quarter.  The region had an
excellent safety quarter, recording one lost-time
injury and thereby improving its year-to-date LTIF
rate by 25% to 1.32.
Mine performance
Production at Sadiola (38% attributable) decreased
by 10% to 47,000 attributable ounces, mainly due to
treating lower grade material as planned.  The lower
production increased unit total cash costs by 10% to
$137 per ounce.  The mine has been accident-free
for the year.  Yatela (40% attributable) had an
excellent start by producing 25,000 attributable
ounces. This was above expectation, and at a
creditable total cash cost of $146 per ounce.  The
mine is now fully commissioned and operating at its
designed capacity of 400 tons per hour.
Morila (40% attributable) continued its good
performance by producing 65,000 attributable
ounces for the quarter -- a level similar to the
previous quarter -- at a total cash cost of $104 per
ounce, an increase of 4%.  Morila successfully
completed its 90-day continuous production and
economic completion testing, making the project
loan non-recourse to AngloGold.
Production at Geita (50% attributable) was
maintained at levels similar to those of the previous
quarter at 72,000 attributable ounces and at a total
cash cost of $150 per ounce, an increase of 13% on
the previous quarter.  The increased cost is mainly
due to higher power costs as a result of the
hardness of the ore being treated.  The mine
recorded no accidents for the quarter.
Production at Navachab decreased by 8% for the
quarter to 20,000 ounces at a total cash cost of
$181 per ounce, an increase of 12% on the previous
quarter.  The lower production was largely due to
recovery problems which have since been resolved.
NORTH AMERICA
Overall performance
Gold production in North America increased by 4%
compared to the previous quarter due to the
realisation of production from second quarter
crushed ore placement at Cripple Creek &Victor
(CC&V). Total cash costs per ounce decreased by
$3 per ounce to $199 as a result of improved ounce
placement at CC&V and the benefits realised from
ongoing cost-cutting efforts.
Mine performance
At Jerritt Canyon (70% attributable), production of
74,000 ounces was 1% higher than the second
quarter, as a result of increased processing of
Cortez ore tons.  Total tonnage processed this
quarter was approximately 12% higher than the
second quarter, with a 20% increase in the
processing of Cortez ore.  Total cash costs were
$200 per ounce, a decrease of 8% on the previous
quarter, as significant savings from cost-cutting
initiatives were realised.  Jerritt Canyon's SSX mine
was selected for the Mine Safety and Health
Administration's highest award  Sentinels of
Safety  as the safest underground metal group
mine in the United States for year 2000.
Production at CC&V (67% attributable  effectively
100%  see Note 4 on page 8) was 61,000 ounces,
6% higher than levels for the previous quarter.
Crushed ore tons placed for leaching were
approximately 2% higher.  Reduced run-of-mine ore
tonnage mined during the period resulted in total ore
placement being 11% lower than the second
quarter.  Production continued to benefit from prior
period ounce placement.  Total cash costs were
$193 per ounce, an increase of 9% on the second
quarter due partly to higher mobile maintenance
expenditures, increased costs and consumption of
commodities.
SOUTH AMERICA
Overall performance
Gold production in the South American region was
6% higher at 112,000 ounces.  Total cash costs
were down by 9% ($128 per ounce) as a result of
improved production, the continuing cost-cutting
programme, adjustments to the optimised stripping
ratio, increased by-products at Cerro Vanguardia
and currency impacts in Brazil.

Mine performance
Gold production for the quarter was up at all
operations: by 14% at Cerro Vanguardia (46.25%
attributable) as a result of increased ore treated and
better grades (11%), by 3% at Morro Velho due to a
higher volume of ore treated, and by 3% at Serra
Grande (50% attributable) due to improved
production from quartz veins ore with higher grades.
With respect to safety, Cerro Vanguardia was
affected by four lost-time injuries, while Serra
Grande remains below the Ontario benchmark, with
Morro Velho showing improvements following the
implementation of a new safety action plan.
AUSTRALIA
Overall performance
Production for the quarter of 134,000 ounces was
14% above the previous quarter, with strong
increases at all mines except Tanami, which has
been processing remnant stockpile ore prior to its
closure in early October.  At A$384 ($197) per
ounce, total cash costs have been maintained at
close to the level achieved in the previous quarter.
Mine performance
At Sunrise Dam, the benefits from the expansion of
the plant have been quickly realised.  Throughputs
have exceeded design targets and gold production
during the quarter increased by 14% to 77,000
ounces.  Cash expenditure rose because of an
increase in activity levels across the operation as
processing rates were lifted.  As anticipated, head
grade fell by 13% and recovery declined from 89%
to 83% as full processing of hard ore commenced.
As a consequence, there was an increase in total
cash costs of 15% to A$332 ($170) per ounce.
The performance of Union Reefs improved
significantly from the previous quarter.  The
implementation of a revised mine plan resulted in an
increase in production to 29,000 ounces, an
improvement of 25% on the June quarter.  The
strong improvement in production flowed through to
total cash costs, which fell by 14% to A$452 ($232)
per ounce from A$524 ($269) per ounce in the
previous quarter.  No offers were received for Union
Reefs' mine assets, so AngloGold will continue to
manage the operation through to closure in late
2002 or early 2003.  Negotiations are proceeding on
the disposal of the Brocks Creek assets.
At the Boddington oxide operation an improvement
in production of 10% to 22,000 ounces was
achieved.  Total cash costs were also reduced
significantly as mining activity wound down, falling to
A$343 ($176) per ounce from A$417 ($215) per
ounce in the previous quarter.  The current
operations at Boddington are scheduled to cease at
the end of November and the plant will be placed on
care and maintenance pending the commencement
of the Boddington Expansion Project.
At Tanami, processing of remnant stockpiled ore
continued.  Production for the September quarter
was down 8% compared to the previous quarter.
Although all operational mining has ceased, hauling
and mining activities associated with site
rehabilitation have contributed to the higher total
cash costs of A$471 ($239) per ounce compared
with A$370 ($193) per ounce in the previous
quarter.
EXPLORATION OVERVIEW
Drilling at Sunrise Dam resulted in numerous high-
grade intercepts during the quarter.  In the northern
area, the Mako and Sunrise Shear zones returned
19 metres at 12.9 g/t and 3 metres at 36.3 g/t
respectively.  To the south, significant results from
the Western Shear and the Watu structure included
20 metres at 8.1 g/t and 6 metres at 27.1 g/t.
Preliminary evaluation of the southern area
indicates that a pit cutback to access at least
250,000 ounces is economically attractive.
At Coyote, located in the Western Tanami, drilling at
Buggsy-Gonzalez and Speedy-Sylvester increased
the mineralised strike length to 800 metres.  Drilling
is in progress to realise the resource potential on
strike and at depth prior to infill drilling.  Significant
intercepts were 8 metres at 20.5 g/t at Buggsy-
Gonzalez and 5 metres at 10.0 g/t at Speedy-
Sylvester.
At Geita Hill, drilling for down plunge mineralisation
intersected 39 metres at 7.1 g/t.  At Chipaka,
300,000 ounces of indicated resource has been
defined.  Reconnaissance drilling at Prospect 30
and Samena returned 5 metres at 16.1 g/t and
5 metres at 13.3 g/t respectively.

For the third quarter in succession, the gold market
has been moved by unforeseen and extraordinary
events.  During the first quarter and again in the
second quarter, the gold price rose sharply: on the
first occasion on the back of unexpected tightness in
the short-term gold lending market, on the second
occasion on fears of a resurgence of inflation in the
United States following a further cut in US interest
rates.  In both cases, the price corrected promptly to
the comfort zone of $265-$275 per ounce.  The third
quarter was different, with the gold price affected by
the terrorist attacks on the USA, a political event
quite outside the gold market.  This event saw gold
almost immediately priced up by $20 per ounce to a
spot price of over $290.  Unlike the rallies of the first
two quarters of this year when the gold price
retraced promptly, on this occasion the gold price
traded through to the end of the third quarter at
around $290 per ounce.  Only since the end of the
quarter have we seen the price retrace to its earlier
trading range in the $270s.  The quarter was
unusual too in seeing the South African currency
weaken sharply at the beginning of September out
of its long-term trading trend to a low of R9.03 to the
US dollar, a low since eclipsed by further post-
quarter-end weakness which saw the currency trade
at R9.54 to the dollar on 22 October 2001.
The impact of these trading circumstances on gold
revenues has been material.  Whilst the average US
dollar gold price for the quarter was up 2% on the
previous quarter, at its peak the dollar gold spot
price was over 9% higher than the opening price for
the quarter.  Similarly, whilst the average value of
the rand against the US dollar for the quarter lost
only 4% on the previous quarter's average, at its
weakest point it had lost 13% of its opening value,
and the currency has lost a further 6% since the end
of the quarter.  These circumstances produced a
new high rand gold price of some R85,300 per
kilogram in late September which has since been
eclipsed by the highest rand gold price ever of
R88,391 per kilogram on 8 October 2001.  The
average rand per kilogram for the quarter was
R73,916 per kilogram, up by 7% on the average for
the previous quarter.  At its high point, the rand per
kilogram price was over 23% higher than the
opening price.
The events of 11 September that triggered the gold
price increase were in all respects a classic
extraneous influence eliciting the traditional
response of a move to gold as a safe haven asset.
Much has been written since that event regarding
gold's role in uncertain times, and the argument has
been made that the emerging realities of global
economic circumstances provide further support for
a new cycle of investment in gold.  The supportive
circumstances are several, including expectations of
a weaker US dollar on the back of the certainty of
recession in the United States, the dangers of
renewed inflation that arise from lower interest rates
and loosening of monetary policy, and the dangers
of banking crises in a global economic decline.
Whilst many of these circumstances would be
supportive of gold in model circumstances, we are
still in a developing environment where not all of
these elements are guaranteed to occur in a
conventional fashion, or perhaps at all.  Analysts
and market commentators have forecast the decline
of the US dollar for almost two years now, but the
global nature of current economic problems may
leave the dollar at current levels with no material
weakening in the near to medium term.  Equally,
there are strong arguments that the nature of the
economic problems facing the US economy today
will tend to be deflationary, irrespective of Federal
monetary policy, and that inflation is not likely to be
a factor.  These elements together leave gold still in
a zone of uncertainty, although it has benefited from
the renewed interest of commentators and analysts.
A re-rating of the gold price, and a change of market
balance in favour of gold in any event would be
unlikely to occur in a matter of weeks, and we
should watch the evolving balances of interest in
this market in the months to come.
Predictably, the sharp price rise saw an equally
sharp decline in physical demand in our largest
market, India.  Encouragingly, the higher price did
not deter other physical markets, and there has
been good buying for investment purposes in
Turkey, Thailand and Indonesia.  In the early stages
of the price rally, investor and speculator buying
was able to sustain the price rise.  Unfortunately,
after the initial price movement, there was little new
investment buying, and volume on the futures
market in gold has been very thin for a number of
weeks.  The beginning of the rally saw the New
York Comex long position increase to a little over
120 tons net, but position-squaring in October has
seen this long position fall back to around 75 tons.
These levels of interest are within the sort of
parameters of trading that we have seen on the
market for some time, and in this respect the rally
does not appear to have lifted investor interest to
new levels.
Regarding currency markets, there has been no
material change to the strength of the dollar in
international markets during the period under
review, and the US currency has continued to
dominate global markets.  The quarter saw a severe
dislocation in our own currency market, as the rand
broke out of an eight-to-nine year trading channel
against the US dollar to reach new lows against the
US currency.  Since the end of the quarter, an all-
time low of R9.54 to the US dollar has been seen.
There are a number of aspects of the market in our
currency which have contributed to weakness and
to its vulnerability, and there is little doubt that the
market has seen the rand as a one-way bet against
the dollar.  For some time now, this structural bias
has been made worse by a lack of liquidity in the
market, leading to a situation in which the currency
can be moved by very small volumes of business.
The current value of the rand is clearly reflective
neither of purchasing power realities in the economy
nor of the quality of economic policy and leadership
in the country.  Whilst it is difficult to imagine what
steps might be taken to stabilise or correct the
position in the market, there is little doubt that this
will be a matter of concern for both market makers
and those responsible for monetary policy for the
foreseeable future.
GOLD MARKET

NET DELTA OPEN HEDGE POSITION AS AT 30 SEPTEMBER 2001
As at 30 September 2001, the group had outstanding the following net forward-pricing commitments against future production.  A portion of these sales consists of US dollar-priced contracts which have been converted to rand prices at average annual forward rand values based on a spot rand/dollar rate of 9.0152 available on
30 September 2001.
Kilograms
Sold
Forward Price
R per kg
Forward Price
$ per oz
      Ounces
      Sold
      '000
12 months ending
 31 December 2001
41,134
R83,813
$288
1,322
2002
150,550
R84,416
$281
4,840
2003
90,457
R93,778
$292
2,908
2004
67,321
R100,940
$298
2,164
2005
47,864
R116,087
$326
1,539
January 2006  December 2010
108,831
R134,481
$325
3,499
506,156
R101,997
$300
16,273
The marked-to-market value of all hedge transactions making up the hedge positions in the above table was a negative R1,517 million (negative $168 million) as at 30 September 2001.  The value was based on a gold price of $291.65 per ounce, exchange rates of R/$9.0152 and $/A$ 0.4918 and the prevailing market interest rates and volatilities at the time.
As at 29 October 2001, the marked-to-market value of the hedge book was a positive R322 million
($34.4 million) based on a gold price of $277.50 per ounce and exchange rates of $/R9.38 and A$/$0.5024 and the prevailing market interest rates and volatilities at the time.
Note to AngloGold Hedge Position as at 30 September 2001
*The delta position indicated hereafter reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black and Scholes option formula with the ruling market prices, interest rates and volatilities as at 30 September 2001.
GOLD MARKET

Year
2001
2002
2003
2004
2005 2006-2010
Total
DOLLAR GOLD
Forward Contracts
Amount (kg)
16,064
74,773
51,652
47,066
30,825
75,708
296,087
$ per oz
$303
$299
$311
$310
$323
$342
$316
Put Options Purchased
Amount (kg)
1,747
10,238
5,808
2,662
757
1,291
22,504
$ per oz
$385
$312
$352
$390
$291
$291
$336
*Delta (kg)
1,652
4,500
4,187
1,970
252
370
12,931
Put Options Sold
Amount (kg)
4,665
4,665
$ per oz
$283
$283
*Delta (kg)
1,437
1,437
Call Options Purchased
Amount (kg)
14,272
5,407
667
572
20,918
$ per oz
$297
$297
$350
$360
$301
*Delta (kg)
6,993
2,766
168
166
10,093
Call Options Sold
Amount (kg)
41,778
21,962
10,463
3,303
1,704
2,233
81,444
$ per oz
$310
$348
$372
$342
$358
$338
$331
*Delta (kg)
14,219
3,911
2,045
1,261
644
1,210
23,290
RAND GOLD
Forward Contracts
Amount (kg)
11,068
42,167
16,401
10,311
9,700
15,433
105,080
Rand per kg
R80,071       R78,261         R82,939        R89,067       R120,396
R130,557        R91,812
Put Options Purchased
Amount (kg)
311
311
Rand per kg
R75,555
R75,555
*Delta (kg)
25
25
Put Options Sold
Amount (kg)
Rand per kg
*Delta (kg)
Call Options Purchased
Amount (kg)
Rand per kg
*Delta (kg)
Call Options Sold
Amount (kg)
5,361
14,357
4,519
1,875
3,119
1,875
31,105
Rand per kg
R84,469        R87,003         R93,766        R93,603       R125,774
R93,603        R92,232
*Delta (kg)
3,209
9,153
2,783
1,436
1,651
1,652
19,884
AUS DOLLAR (A$) GOLD
Forward Contracts
Amount (kg)
3,694
18,040
13,841
5,443
6,221
31,726
78,965
A$ per oz
A$519
A$567
A$521
A$531
A$654
A$617
A$581
Call Options Purchased
Amount (kg)
2,099
6,687
778
3,110
26,282
38,957
A$ per oz
A$732
A$728
A$703
A$724
A$687
A$699
*Delta (kg)
367
2,007
285
1,428
17,268
21,355
Call Options Sold
Amount (kg)
3,732
3,732
A$ per oz
A$554
A$554
*Delta (kg)
2,779
2,779
RAND DOLLAR (000)
Forward Contracts
Amount ($)
19,839
30,000
49,839
Rand / $
R 4.67
R 7.17
R 6.18
Put Options Purchased
Amount ($)
105,000
105,000
210,000
Rand per $
R 7.64
R 8.18
R 7.91
*Delta ($)
19
4,872
4,891
Put Options Sold
Amount ($)
10,000
10,000
Rand per $
R 7.60
R 7.60
*Delta ($)
1,901
1,901
Call Options Purchased
Amount ($)
32,670
5,450
38,120
Rand per $
R 7.85
R 6.48
R 7.66
*Delta ($)
32,670
5,450
38,120
Call Options Sold
Amount ($)
165,670
153,450
8,000
327,120
Rand per $
R 8.59
R 8.76
R 6.94
R 8.63
*Delta ($)
138,594
101,273
7,942
247,809
AUS DOLLAR (000)
Forward Contracts
Amount ($)
(133)
43,748
29,428
15,970
89,012
$ per A$
$0.49
$0.58
$0.59
$0.64
$0.60
ANGLOGOLD HEDGE POSITION
AS AT 30 SEPTEMBER 2001

1.        The results included herein for the quarter and nine months ended 30 September 2001, which are unaudited, have been prepared using the accounting policies which are in accordance with the standards issued by the International Accounting Standards Board and the South African Institute of
Chartered Accountants.  Where appropriate, comparative figures have been restated.
2.       During the quarter, 13,400 ordinary shares were allotted in terms of the Share Incentive Scheme, thereby increasing the number of ordinary shares in issue at 30 September 2001 to 107,181,237.
3.       Orders placed and outstanding on capital contracts as at 30 September 2001 totalled R943 million

(30 June 2001: R1,112 million), equivalent to $105 million (30 June 2001: $138 million) at the rate of exchange ruling on that date.
4.       Although AngloGold holds a 66.7% interest in Cripple Creek & Victor Gold Mining Company Limited, it is
currently entitled to receive 100% of the cash flow from the operation until a loan, extended to the joint venture by AngloGold North America Inc., is repaid.
5.       On 5 September 2001, AngloGold announced that it was to make an offer to acquire the entire issued share capital of Normandy Mining Limited, Australia's largest and leading gold company.  The offer is to be settled in AngloGold shares in the ratio of 2.15 AngloGold shares for every 100 Normandy shares.
The acquisition is subject to the fulfilment of certain conditions, including approval by AngloGold shareholders in general meeting.  For this purpose a notice calling a general meeting of members, to be held at 11:00 on Monday, 19 November 2001 at The Johannesburg Country Club, Napier Road,
Auckland Park, Johannesburg, South Africa is contained in the circular to members which was posted on Friday, 26 October 2001.
6.       On 11 October 2001, AngloGold announced its intention to implement a 10-for-1 split of the AngloGold
CHESS Depositary Interests (CDIs), which trade on the Australian Stock Exchange.
7.       On 10 October 2001, AngloGold published a cautionary announcement in which shareholders were advised that an offer had been received for the purchase of its assets in the Free State. Subsequent offers were received and the sale of the assets is being finalised.
8.
STRATE
Relevant information concerning the conversion of certificated ordinary shares of AngloGold into uncertificated shares (dematerialisation) in terms of the STRATE system was contained in a letter dated
30 July 2001 posted to shareholders on the South African register, together with the June 2001 quarterly report.  The dematerialisation process commenced on 15 October 2001.  Trading for electronic settlement begins on 5 November 2001 with the first electronic settlement taking place on 12 November
2001.
9.
Dividend
Interim dividend No. 90 of 700 South African cents per ordinary share was paid to registered shareholders on 28 September 2001.  A dividend was paid to holders of American Depositary Receipts
(ADRs) on 9 October 2001 at a rate of 38.21 US cents per American Depositary Share (ADS).  Each
ADS represents one-half of an ordinary share.
By order of the Board
R M GODSELL
R P EDEY
Chairman and Chief Executive Officer
Deputy Chairman
30 October 2001

NOTES

FINANCIAL RESULTS : CONTENTS

GROUP OPERATING RESULTS
Issued Capital:
107,181,237 ordinary shares of 50 cents each
2,000,000 A redeemable preference shares
778,896 B redeemable preference shares
All the preference shares are held by a wholly owned subsidiary company
Weighted average:
107,080,120 ordinary shares in issue for the year to date
Statistics are shown in metric units and financial figures in South African rand.
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
September
June
September
September
2001
2001
2001
2000
GOLD
UNDERGROUND OPERATIONS
Tonnes milled
- 000
- reef
4,445

4,462

13,536

16,003

- waste
-

-

2

132

- total
4,445

4,462

13,538

16,135

Yield
- g/t
- reef
 8.38

 8.29

 8.22

 7.95

- waste
-

-

 1.00

 0.62

- average
 8.38

 8.29

 8.22

 7.89

Gold produced
- kg
- reef
37,254

37,008

111,236

127,266

- waste
-

-

2

82

- total
37,254

37,008

111,238

127,348

PRODUCTIVITY
g/employee
- target
229

218

217

208

- actual
224

215

212

192

SURFACE AND DUMP RECLAMATION
Tonnes treated
- 000
12,620

12,584

38,687

37,949

Yield
- g/t
 0.30

 0.31

 0.32

 0.31

Gold produced
- kg
3,843

3,902

12,284

11,748

OPEN-PIT OPERATIONS
Tonnes mined
- 000
22,498

20,424

61,305

34,956

Stripping ratio *
 2.27

 2.03

 2.00

 1.02

Tonnes treated
- 000
6,881

6,739

20,463

17,332

Yield
- g/t
 2.08

 1.93

 1.97

 1.63

Gold produced
- kg
14,343

13,005

40,210

28,293

TOTAL
Gold produced
- kg
55,440

53,915

163,732

167,389

Gold sold
- kg
56,081

55,019

164,085

167,660

Revenue
- R/kg sold
77,635

73,578

75,071

65,901

Total cash costs
- R/kg produced
47,687

47,663

47,887

45,763

Total production costs
- R/kg produced
57,046

57,079

57,164

52,601

CAPITAL EXPENDITURE
 - mining direct
 529

 513

1 458

1 014

 - other
 102

 76

 297

 103

 - recoupments
(2)

(13)

(15)

(46)

Net capital expenditure
 629

 576

1 740

1 071

* Stripping ratio = (tonnes mined - tonnes treated) / tonnes treated

GROUP OPERATING RESULTS
Issued Capital:
107,181,237 ordinary shares of 50 cents each
2,000,000 A redeemable preference shares
778,896 B redeemable preference shares
All the preference shares are held by a wholly owned subsidiary company
Weighted average:
107,080,120 ordinary shares in issue for the year to date
Statistics are shown in imperial units and financial figures in US dollars.
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
September
June
September
September
2001
2001
2001
2000
GOLD
UNDERGROUND OPERATIONS
Tons milled
- 000
- reef
4,900

4,919

14,922

17,640

- waste
-

-

2

145

- total
4,900

4,919

14,924

17,785

Yield
- oz/t
- reef
 0.244

 0.242

 0.240

 0.232

- waste
-

-

-

 0.021

- average
 0.244

 0.242

 0.240

 0.230

Gold produced
- oz 000      - reef
1,197

1,190

3,576

4,092

- waste
-

-

-

3

- total
1,197

1,190

3,576

4,095

PRODUCTIVITY
oz/employee
- target
 7.36

 7.01

 6.97

 6.70

- actual
 7.20

 6.92

 6.80

 6.18

SURFACE AND DUMP RECLAMATION
Tons treated
- 000
13,911

13,871

42,644

41,833

Yield
- oz/t
 0.009

 0.009

 0.009

 0.009

Gold produced
- oz 000
124

125

395

377

OPEN-PIT OPERATIONS
Tons mined
- 000
24,800

22,514

67,577

38,532

Stripping ratio *
 2.27

 2.03

 2.00

 1.02

Tons treated
- 000
7,585

7,428

22,557

19,106

Yield
- oz/t
 0.061

 0.056

 0.057

 0.048

Gold produced
- oz 000
461

418

1,293

910

TOTAL
Gold produced
- oz 000
1,782

1,733

5,264

5,382

Gold sold
- oz 000
1,803

1,769

5,275

5,390

Revenue
- $/oz sold
288

285

289

305

Total cash costs
- $/ounce produced
176

185

184

212

Total production costs
- $/ounce produced
211

221

220

244

Rand/US Dollar average exchange rate
 8.39

 8.03

 8.08

 6.71

CAPITAL EXPENDITURE
 - mining direct
 63

 64

 180

 150

 - other
 12

 9

 37

 15

 - recoupments
-

(2)

(2)

(7)

Net capital expenditure
 75

 71

 215

 158

* Stripping ratio = (tons mined - tons treated) / tons treated

GROUP INCOME STATEMENT
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
September
June
September
September
SA Rand million
2001
2001
2001
2000
Gold income
4,429

4,106

12,521

11,207

Cost of sales
(3,293)

(3,140)

(9,526)

(8,823)

Cash operating costs
2,606

2,518

7,722

7,630

Other cash costs
62

67

181

98

Total cash costs
2,668

2,585

7,903

7,728

Retrenchment costs
25

77

153

63

Rehabilitation and other non-cash costs
48

9

69

28

Production costs
2,741

2,671

8,125

7,819

Amortisation of mining assets
462

437

1,346

1,092

Total production costs
3,203

3,108

9,471

8,911

Inventory change
90

32

55

(88)

Operating profit
1,136

966

2,995

2,384

Corporate administration and other expenses
(44)

(44)

(132)

(126)

Market development costs
(31)

(31)

(94)

(72)

Research and development costs
(5)

(4)

(15)

(33)

Exploration costs
(51)

(50)

(152)

(200)

Profit from operations
1,005

837

2,602

1,953

Finance costs
(132)

(151)

(465)

(326)

Realised gain (loss) on hedging instruments
31

15

50

-

Unrealised (loss) gain on hedging activities
(235)

64

(173)

-

Interest receivable
31

42

114

206

Other net income (expense)
21

(23)

4

67

Profit before exceptional items
721

784

2,132

1,900

Profit (loss) on sale of mining assets
7

7

(31)

-

Impairment of mining assets
-

(3)

(3)

-

Amortisation of goodwill
(59)

(56)

(170)

(96)

Debt written-off
-

(21)

(21)

-

Profit before taxation
669

711

1,907

1,804

Taxation
(211)

(186)

(573)

(516)

Normal taxation
280

110

539

428

Deferred taxation
(69)

82

40

88

Taxation on exceptional items
-

(6)

(6)

-

Profit after taxation
458

525

1,334

1,288

Minority interest
(19)

(16)

(49)

(41)

Net profit
439

509

1,285

1,247

Headline earnings
The net profit has been adjusted by the following
to arrive at headline earnings:
Net profit
439

509

1,285

1,247

(Profit) loss on sale of mining assets
(7)

(7)

31

-

Impairment of mining assets
-

3

3

-

Amortisation of goodwill
59

56

170

96

Debt written-off
-

21

21

-

Taxation on exceptional items
-

(6)

(6)

-

Headline earnings
491

576

1,504

1,343

Unrealised loss (gain) on hedging activities
235

(64)

173

-

Deferred tax on unrealised (loss) gain on hedging activities
(89)

24

(66)

-

Headline earnings before unrealised (loss) gain
on hedging activities
Earnings per ordinary share - cents
    - Basic
410

475

1,200

1,166

    - Headline
459

538

1,405

1,256

    - Headline before unrealised gain on hedging activities
595

501

1,504

1,256

Dividends
    - Rm
750

803

    - cents per share
700
"The results have been prepared in accordance with International Accounting Statements."
750

536

1,611

1,343

637

GROUP INCOME STATEMENT
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
September
June
September
September
US Dollar million
2001
2001
2001
2000
Gold income
 528

 511

1 548

1 665

Cost of sales
(393)

(391)

(1 179)

(1 313)

Cash operating costs
 311

 314

 956

1 135

Other cash costs
 7

 8

 23

 15

Total cash costs
 318

 322

 979

1 150

Retrenchment costs
 3

 10

 19

 9

Rehabilitation and other non-cash costs
 6

 1

 8

 5

Production costs
 327

 333

1 006

1 164

Amortisation of mining assets
 55

 54

 167

 162

Total production costs
 382

 387

1 173

1 326

Inventory change
 11

 4

 6

(13)

Operating profit
 135

 120

 369

 352

Corporate administration and other expenses
(5)

(5)

(16)

(19)

Market development costs
(4)

(4)

(12)

(10)

Research and development costs
(1)

(1)

(2)

(5)

Exploration costs
(6)

(6)

(19)

(30)

Profit from operations
 119

 104

 320

 288

Finance costs
(16)

(19)

(58)

(49)

Realised gain (loss) on hedging instruments
 4

 2

 7

-

Unrealised (loss) gain on hedging activities
(27)

 8

(19)

-

Interest receivable
 4

 5

 14

 31

Other net income (expense)
 3

(3)

-

 10

Profit before exceptional items
 87

 97

 264

 280

Profit (loss) on sale of mining assets
 1

 1

(4)

-

Impairment of mining assets
-

-

-

-

Amortisation of goodwill
(7)

(7)

(21)

(14)

Debt written-off
-

(3)

(3)

-

Profit before taxation
 81

 88

 236

 266

Taxation
(25)

(23)

(71)

(76)

Normal taxation
 33

 14

 66

 64

Deferred taxation
(8)

 10

 6

 12

Taxation on exceptional items
-

(1)

(1)

-

Profit after taxation
 56

 65

 165

 190

Minority interest
(3)

(2)

(6)

(6)

Net profit
 53

 63

 159

 184

Headline earnings
The net profit has been adjusted by the following
to arrive at headline earnings:
Net profit
 53

 63

 159

 184

(Profit) loss on sale of mining assets
(1)

(1)

 4

-

Impairment of mining assets
-

-

-

-

Amortisation of goodwill
 7

 7

 21

 14

Debt written-off
-

 3

 3

-

Taxation on exceptional items
-

(1)

(1)

-

Headline earnings
 59

 71

 186

 198

Unrealised loss (gain) on hedging activities
 27

(8)

 19

-

Deferred tax on unrealised (loss) gain on hedging activities
(10)

 3

(7)

-

Headline earnings before unrealised (loss) gain
on hedging activities
Earnings per ordinary share - cents
    - Basic
50

59

149

171

    - Headline
55

67

174

185

    - Headline before unrealised gain on hedging activities
71

62

185

185

Dividends
    - $m
91

118

    - cents per share
85
"The results have been prepared in accordance with International Accounting Statements."
110

 66

 198

 198

 76

GROUP BALANCE SHEET
September
June
September
September
June
September
2001
2001
2000
2001
2001
2000
US Dollar million
SA Rand million
ASSETS
Non-current assets
2 297

2 429

2 607

Mining assets
20 737

19 538

18 862

 359

 373

 275

Goodwill
3 244

3 003

1 988

 16

 18

 19

Investments in associates
 149

 146

 140

 7

 7

 6

Other investments
 65

 59

 44

 40

 43

 40

AngloGold Environmental Rehabilitation Trust
 365

 349

 287

 22

 27

 49

Long-term loans
 195

 218

 354

2 741

2 897

2 996

24 755

23 313

21 675

Current assets
 183

 197

 189

Inventories
1 648

1 586

1 370

 160

 163

 224

Trade and other receivables
1 447

1 314

1 623

 66

 141

-

Financial instruments
 597

1 137

-

 19

 19

 19

Current portion of long-term loans
 169

 156

 138

 170

 149

 160

Cash and cash equivalents
1 537

1 202

1 154

 598

 669

 592

5 398

5 395

4 285

3 339

3 566

3 588

Total assets
30 153

28 708

25 960

EQUITY AND LIABILITIES
Share capital and reserves
 885

 992

1 099

Share capital and premium
7 986

7 983

7 949

 113

 65

 22

Non-distributable reserves
1 032

 563

 162

(66)

 61

-

Other comprehensive income
(593)

 488

-

 246

 315

 376

Retained earnings
2 224

2 533

2 718

1 178

1 433

1 497

Shareholders' equity
10 649

11 567

10 829

 29

 30

 25

Minority interests
 263

 240

 183

1 207

1 463

1 522

10 912

11 807

11 012

Non-current liabilities
 378

 525

 600

Borrowings
3 416

4 220

4 343

-

-

 17

Debentures
-

-

 121

 243

 267

 296

Provisions
2 190

2 145

2 143

 380

 499

 601

Deferred taxation
3 431

4 015

4 350

1 001

1 291

1 514

9 037

10 380

10 957

Current liabilities
 261

 259

 255

Trade and other payables
2 352

2 081

1 841

 180

 38

-

Financial instruments
1 626

 302

-

 627

 475

 256

Current portion of borrowings
5 660

3 819

1 853

 63

 40

 41

Taxation
 566

 319

 297

1 131

 812

 552

10 204

6 521

3 991

3 339

3 566

3 588

Total equity and liabilities
30 153
"The results have been prepared in accordance with International Accounting Statements."
28 708

25 960

Refer to page 24 for statement of changes in shareholders' equity.

GROUP CASH FLOW STATEMENT
Quarter
Nine months
Nine months
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
September
September
September
September
September
September
2001
2001
2000
2001
2001
2000
US Dollar million
SA Rand million
 Cash flows from operating activities
 188

 471

 366

 Cash generated from operations
1 566

3 799

2 484

 4

 14

 31

 Interest receivable
 31

 114

 206

-

 1

 2

 Dividends received from associates
 4

 8

 12

(16)

(58)

(49)

 Finance costs
(132)

(465)

(326)

(6)

(60)

(77)

 Mining and normal taxation paid
(49)

(486)

(517)

(83)

(170)

(295)

 Dividends paid
(750)

(1 446)

(1 981)

 87

 198

(22)

 Net cash inflow (outflow) from operating
activities
 670

1 524

(122)

 Cash flows from investing activities
(75)

(217)

(165)

 Capital expenditure
(631)

(1 755)

(1 117)

-

 2

 7

 Proceeds from sale of mining assets
 2

 15

 46

 Proceeds from disposal of Elandsrand
-

 109

-

 and Deelkraal
-

 872

-

(1)

(1)

(141)

 Subsidiaries and other investments acquired
(6)

(8)

(949)

-

-

 1

 Proceeds from sale of investments
-

-

 8

(2)

(12)

(3)

 Loans advanced
(14)

(101)

(19)

 9

 36

 9

 Repayment of loans advanced
 75

 294

 63

(69)

(83)

(292)

 Net cash outflow from investing activities
(574)

(683)

(1 968)

 Cash flows from financing activities
-

 4

 1

 Proceeds from issue of share capital
 3

 35

 10

-

-

(3)

 Share issue expenses
-

-

(17)

 26

 271

 97

 Proceeds from borrowings
 220

2 189

 653

(14)

(397)

(76)

 Repayment of borrowings
(116)

(3 212)

(508)

 12

(122)

 19

 Net cash inflow (outflow) from financing
activities
 107

(988)

 138

 30

(7)

(295)

 Net increase (decrease) in cash and cash
equivalents
 203

(147)

(1 952)

(9)

(18)

(38)

 Translation adjustment
 132

 207

 75

 149

 195

 493

 Opening cash and cash equivalents
1 202

1 477

3 031

 170

 170

 160

 Closing cash and cash equivalents
1 537
"The results have been prepared in accordance with International Accounting Statements."
1 537

1 154

Refer to page 24 for notes to the cash flow statement.

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Nine months
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2001
2001
2001
2001
2001
2001
SA Rand / Metric
Yield - g/t
Gold produced - kg
SOUTH AFRICAN REGION *
8.41

8.27

8.21

36,466

36,341

109,799

VAAL RIVER
Great Noligwa Mine
13.51

12.34

12.44

8,333

7,790

23,686

Kopanang Mine
7.58

7.46

7.61

4,033

3,820

11,773

Tau Lekoa Mine
3.72

4.70

4.38

1,819

2,383

6,582

Surface Operations
0.46

0.53

0.53

660

811

2,280

ERGO
0.25

0.23

0.25

2,551

2,368

7,767

FREE STATE
Bambanani Mine
7.78

7.82

7.79

3,141

3,418

9,676

Tshepong Mine
8.24

8.61

8.29

3,034

3,150

8,877

Matjhabeng Mine
8.52

6.95

7.34

1,328

1,440

4,475

Joel Mine
3.07

4.21

3.53

910

1,099

3,044

Surface Operations
0.67

0.83

0.79

622

722

2,183

WEST WITS
TauTona Mine
12.30

11.87

12.19

5,021

4,870

14,574

Savuka Mine
7.98

8.20

8.11

1,860

2,017

5,641

Mponeng Mine
8.35

7.09

7.46

3,144

2,453

8,150

Elandsrand Mine
-

-

6.13

-

-

620

Deelkraal Mine
-

-

7.55

-

-

417

Surface Operations
0.76

0.01

0.93

10

-

54

AFRICAN REGION
3.84

3.68

3.86

7,113

6,579

19,738

Navachab
1.95

2.15

2.05

636

689

1,971

Sadiola - Attributable 38%
2.81

3.25

3.02

1,455

1,616

4,612

Morila - Attributable 40%
6.74

6.91

7.27

2,031

2,037

6,052

Geita - Attributable 50%
4.61

3.31

4.06

2,225

2,237

6,337

Yatela - Attributable 40%
3.38

-

3.38

766

-

766

NORTH AMERICAN REGION
1.45

1.27

1.27

4,189

4,047

12,129

Cripple Creek & Victor J.V.
0.72

0.60

0.60

1,899

1,784

5,255

Jerritt Canyon J.V. - Attributable 70%
8.99

9.95

9.58

2,290

2,263

6,874

SOUTH AMERICAN REGION
8.07

7.81

7.80

3,494

3,291

10,110

Morro Velho
6.78

6.85

6.55

1,642

1,589

4,771

Serra Grande - Attributable 50%
8.46

8.15

8.26

784

763

2,287

10.89

9.82

10.47

1,068

939

3,052

AUSTRALIAN REGION
1.84

1.94

1.94

4,178

3,657

11,956

Sunrise Dam
3.36

4.37

4.12

2,393

2,104

6,799

Boddington - Attributable 33.33%
0.92

0.88

0.88

679

615

1,894

Tanami - Attributable 40%
1.25

2.37

1.74

191

208

643

Union Reefs
1.36

1.18

1.31

915

730

2,620

ANGLOGOLD GROUP
55,440

53,915

163,732

* Yield excludes surface operations.
Cerro Vanguardia - Attributable 46.25%

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Nine months
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2001
2001
2001
2001
2001
2001
SA Rand / Metric
Productivity per employee - g
Gold sold - kg
SOUTH AFRICAN REGION
37,027

36,642

110,070

VAAL RIVER
Great Noligwa Mine
293

269

275

8,622

7,608

23,798

Kopanang Mine
176

165

170

4,164

3,738

11,826

Tau Lekoa Mine
136

182

168

1,907

2,325

6,617

Surface Operations
369

484

452

680

791

2,280

ERGO
689

628

687

2,552

2,638

7,790

FREE STATE
Bambanani Mine
153

163

152

3,184

3,389

9,693

Tshepong Mine
222

227

213

3,076

3,119

8,888

Matjhabeng Mine
150

129

135

1,345

1,429

4,484

Joel Mine
109

110

99

831

1,180

3,036

Surface Operations
407

555

548

631

714

2,182

WEST WITS
TauTona Mine
279

265

263

5,021

5,080

14,582

Savuka Mine
144

157

146

1,860

2,090

5,644

Mponeng Mine
194

149

165

3,144

2,541

8,154

Elandsrand Mine
-

-

104

-

-

623

Deelkraal Mine
-

-

123

-

-

419

Surface Operations
-

-

-

10

-

54

AFRICAN REGION
7,360

6,474

19,823

Navachab
621

659

634

636

689

1,971

Sadiola - Attributable 38%
2,203

2,449

2,329

1,510

1,511

4,505

Morila - Attributable 40%
3,125

4,310

3,921

2,031

2,037

6,052

Geita - Attributable 50%
1,800

1,977

1,925

2,225

2,237

6,337

Yatela - Attributable 40%
1,698

-

1,698

958

-

958

NORTH AMERICAN REGION
4,189

4,047

12,129

Cripple Creek & Victor J.V.
2,255

2,158

2,109

1,899

1,784

5,255

Jerritt Canyon J.V. - Attributable 70%
2,712

2,658

2,643

2,290

2,263

6,874

SOUTH AMERICAN REGION
3,524

3,432

10,431

Morro Velho
381

376

375

1,722

1,686

5,094

Serra Grande - Attributable 50%
1,003

967

972

784

759

2,334

1,893

1,868

1,887

1,018

987

3,003

AUSTRALIAN REGION
3,981

4,424

11,632

Sunrise Dam
2,819

2,057

2,338

2,222

2,578

6,568

Boddington - Attributable 33.33%
1,691

1,694

1,693

673

669

1,851

Tanami - Attributable 40%
1,396

1,400

1,177

188

250

634

Union Reefs
1,430

1,299

1,472

898

927

2,579

ANGLOGOLD GROUP
56,081

55,019

164,085

Cerro Vanguardia - Attributable 46.25%

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Nine months
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2001
2001
2001
2001
2001
2001
SA Rand / Metric
Total cash costs - R/kg
Total production costs - R/kg
SOUTH AFRICAN REGION
49,648

50,120

50,164

55,536

56,460

56,147

VAAL RIVER
Great Noligwa Mine
31,758

34,398

33,718

34,561

36,430

35,941

Kopanang Mine
47,030

51,796

48,752

51,902

56,220

53,103

Tau Lekoa Mine
65,845

53,106

55,535

74,990

60,019

62,949

Surface Operations
43,428

43,165

40,798

43,431

43,173

40,802

ERGO
59,616

64,414

58,439

62,607

67,663

62,119

FREE STATE
Bambanani Mine
63,913

60,185

61,837

71,675

65,840

68,173

Tshepong Mine
50,260

44,579

48,256

60,363

52,949

57,116

Matjhabeng Mine
66,335

60,344

66,198

74,994

85,853

85,408

Joel Mine
92,976

89,091

94,699

110,614

112,994

117,348

Surface Operations
52,022

42,584

43,672

52,568

42,738

43,964

WEST WITS
TauTona Mine
41,583

42,229

41,832

44,836

44,476

44,797

Savuka Mine
69,087

63,636

66,540

70,795

66,000

70,628

Mponeng Mine
57,009

70,461

63,139

71,345

90,441

77,109

Elandsrand Mine
-

-

90,300

-

-

90,373

Deelkraal Mine
-

-

82,790

-

-

83,180

Surface Operations
-

-

2,820

-

-

2,820

AFRICAN REGION
35,330

31,208

32,696

51,755

44,996

48,214

Navachab
48,868

41,765

44,746

52,652

44,627

48,131

Sadiola - Attributable 38%
37,009

32,361

33,904

55,702

48,409

51,016

Morila - Attributable 40%
28,236

25,814

25,552

48,304

44,620

45,079

Geita - Attributable 50%
40,461

34,275

36,778

56,429

45,107

51,167

Yatela - Attributable 40%
39,359

-

39,359

53,102

-

53,102

NORTH AMERICAN REGION
53,915

52,131

53,074

73,563

71,763

72,771

Cripple Creek & Victor J.V.
52,099

45,677

47,053

76,005

68,040

69,957

Jerritt Canyon J.V. - Attributable 70%
54,108

56,059

56,212

70,222

73,539

73,455

SOUTH AMERICAN REGION
34,543

36,320

35,892

52,026

54,912

53,811

Morro Velho
32,493

35,708

33,698

48,891

50,728

49,049

Serra Grande - Attributable 50%
27,005

28,081

27,609

41,784

43,301

42,754

31,775

37,387

35,070

51,759

63,418

57,856

AUSTRALIAN REGION
53,263

50,286

51,411

63,434

62,246

62,383

Sunrise Dam
46,048

38,221

39,262

58,494

51,832

51,828

Boddington - Attributable 33.33%
47,472

55,385

51,438

48,678

65,274

57,839

Tanami - Attributable 40%
64,301

49,741

75,658

84,277

57,093

86,832

Union Reefs
62,595

69,558

59,298

69,870

77,901

67,776

ANGLOGOLD GROUP
47,687

47,663

47,887

57,046

57,079

57,164

Cerro Vanguardia - Attributable 46.25%

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Nine months
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2001
2001
2001
2001
2001
2001
SA Rand / Metric
Operating profit - Rm
Capital expenditure - Rm
SOUTH AFRICAN REGION
190.9

202.8

557.3

VAAL RIVER
Great Noligwa Mine
335.7

261.8

867.8

1.3

1.5

4.8

Kopanang Mine
94.3

60.9

238.0

5.6

2.5

11.8

Tau Lekoa Mine
(15.1)

19.8

37.2

2.2

6.4

12.9

Surface Operations
21.9

25.9

78.2

-

-

-

Moab Khotsong
102.5

90.4

268.7

ERGO
31.4

18.2

79.4

-

0.5

1.0

FREE STATE
Bambanani Mine
10.9

18.1

49.5

1.8

7.8

14.3

Tshepong Mine
44.8

54.9

148.6

-

-

-

Matjhabeng Mine
0.3

(25.3)

(55.0)

-

-

-

Joel Mine
(10.9)

(18.2)

(61.5)

9.1

13.7

29.2

Surface Operations
22.0

30.0

84.3

-

-

-

WEST WITS
TauTona Mine
150.3

143.9

406.7

16.8

17.1

41.8

Savuka Mine
7.6

6.7

14.2

-

-

-

Mponeng Mine
11.0

(37.8)

(37.6)

51.6

62.7

160.8

Elandsrand Mine
-

-

(14.0)

-

0.2

12.0

Deelkraal Mine
-

-

(6.4)

-

-

-

Surface Operations
0.8

-

3.6

-

-

-

AFRICAN REGION
69.0

64.7

222.6

Navachab
14.9

18.8

46.2

0.2

0.4

1.5

Sadiola - Attributable 38%
37.4

44.8

118.0

9.5

10.0

25.4

Morila - Attributable 40%
53.4

53.8

155.8

22.5

16.9

71.2

Geita - Attributable 50%
46.7

58.5

142.0

35.8

8.2

73.2

Yatela
22.8

-

22.8

1.0

29.2

51.3

NORTH AMERICAN REGION
191.4

178.7

478.4

Cripple Creek & Victor J.V.
18.7

25.2

70.0

166.4

156.2

406.5

Jerritt Canyon J.V. - Attributable 70%
30.0

22.7

63.6

25.0

22.5

71.2

Exploration
-

-

0.7

SOUTH AMERICAN REGION
54.9

42.7

147.8

Morro Velho
49.3

51.9

164.7

25.0

18.5

63.9

Serra Grande - Attributable 50%
34.0

29.3

94.0

9.3

5.8

18.5

Cerro Vanguardia - Attributable 46.25%
33.7

19.0

69.7

7.6

8.3

33.0

Minorities and exploration
13.0

10.1

32.4

AUSTRALIAN REGION
99.0

87.3

306.6

Sunrise Dam
39.4

57.8

157.0

91.8

79.9

282.4

Boddington - Attributable 33.33%
19.5

4.8

30.7

-

2.1

3.6

Tanami - Attributable 40%
(1.9)

7.6

(5.9)

-

0.2

1.9

Union Reefs
15.5

(9.5)

8.1

1.7

-

2.7

Brocks Creek
(0.5)

0.1

(0.6)

-

-

0.2

Exploration
5.5

5.1

15.8

Other
18.1

22.3

25.9

25.8

12.8

42.3

Recoupments
(2.0)

(13.0)

(15.0)

ANGLOGOLD GROUP TOTAL
1,136

966

2,995

629

576

1,740

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Nine months
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2001
2001
2001
2001
2001
2001
US Dollar / Imperial
Yield - oz/t
Gold produced - oz 000
SOUTH AFRICAN REGION *
 0.245

 0.241

 0.239

1,172

1,168

3,530

VAAL RIVER
Great Noligwa Mine
 0.394

 0.360

 0.363

 268

 251

 762

Kopanang Mine
 0.221

 0.218

 0.222

 130

 123

 379

Tau Lekoa Mine
 0.109

 0.137

 0.128

 58

 76

 212

Surface Operations
 0.013

 0.015

 0.015

 21

 26

 74

ERGO
 0.007

 0.007

 0.007

 82

 76

 250

FREE STATE
Bambanani Mine
 0.227

 0.228

 0.227

 101

 110

 311

Tshepong Mine
 0.240

 0.251

 0.242

 98

 101

 285

Matjhabeng Mine
 0.248

 0.203

 0.214

 43

 46

 144

Joel Mine
 0.090

 0.123

 0.103

 29

 36

 98

Surface Operations
 0.020

 0.024

 0.023

 21

 23

 70

WEST WITS
TauTona Mine
 0.359

 0.346

 0.355

 161

 156

 469

Savuka Mine
 0.233

 0.239

 0.236

 60

 65

 181

Mponeng Mine
 0.244

 0.207

 0.218

 101

 79

 262

Elandsrand Mine
-

-

 0.179

-

-

 20

Deelkraal Mine
-

-

 0.220

-

-

 13

Surface Operations
 0.022

-

 0.027

-

-

 2

AFRICAN REGION
 0.112

 0.107

 0.113

 229

 211

 635

Navachab
 0.057

 0.063

 0.060

 20

 22

 63

Sadiola - Attributable 38%
 0.082

 0.095

 0.088

 47

 52

 148

Morila - Attributable 40%
 0.197

 0.202

 0.212

 65

 65

 195

Geita - Attributable 50%
 0.134

 0.097

 0.118

 72

 72

 204

Yatela - Attributable 40%
 0.099

-

 0.099

 25

-

 25

NORTH AMERICAN REGION
 0.042

 0.037

 0.037

 135

 130

 390

Cripple Creek & Victor J.V.
 0.021

 0.018

 0.017

 61

 57

 169

Jerritt Canyon J.V. - Attributable 70%
 0.262

 0.290

 0.279

 74

 73

 221

SOUTH AMERICAN REGION
 0.235

 0.228

 0.228

 112

 106

 325

Morro Velho
 0.198

 0.200

 0.191

 53

 51

 153

Serra Grande - Attributable 50%
 0.247

 0.238

 0.241

 25

 25

 74

 0.318

 0.287

 0.306

 34

 30

 98

AUSTRALIAN REGION
 0.054

 0.057

 0.056

 134

 118

 384

Sunrise Dam
 0.098

 0.128

 0.120

 77

 68

 219

Boddington - Attributable 33.33%
 0.027

 0.026

 0.026

 22

 20

 61

Tanami - Attributable 40%
 0.036

 0.069

 0.051

 6

 7

 21

Union Reefs
 0.038

 0.034

 0.038

 29

 23

 83

ANGLOGOLD GROUP
1,782

1,733

5,264

* Yield excludes surface operations.
Cerro Vanguardia - Attributable 46.25%

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Nine months
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2001
2001
2001
2001
2001
2001
US Dollar / Imperial
Productivity per employee - oz
Gold sold - oz 000
SOUTH AFRICAN REGION
1,191

1,178

3,539

VAAL RIVER
Great Noligwa Mine
9.40

8.65

8.85

277

245

765

Kopanang Mine
5.66

5.31

5.45

134

120

380

Tau Lekoa Mine
4.39

5.86

5.40

61

74

213

Surface Operations
11.85

15.56

14.52

21

26

73

ERGO
22.16

20.18

22.10

82

85

250

FREE STATE
Bambanani Mine
4.92

5.23

4.90

103

109

312

Tshepong Mine
7.14

7.28

6.84

99

100

286

Matjhabeng Mine
4.83

4.13

4.33

43

46

144

Joel Mine
3.50

3.54

3.20

27

38

98

Surface Operations
13.09

17.85

17.62

20

23

70

WEST WITS
TauTona Mine
8.98

8.51

8.45

162

163

469

Savuka Mine
4.63

5.05

4.69

60

67

182

Mponeng Mine
6.23

4.79

5.31

101

82

262

Elandsrand Mine
-

-

3.34

-

-

20

Deelkraal Mine
-

-

3.97

-

-

13

Surface Operations
-

-

-

1

-

2

AFRICAN REGION
236

208

637

Navachab
19.95

21.19

20.39

20

22

63

Sadiola - Attributable 38%
70.82

78.72

74.87

48

49

144

Morila - Attributable 40%
100.48

138.55

126.06

65

65

195

Geita - Attributable 50%
57.87

63.55

61.89

72

72

204

Yatela - Attributable 40%
54.61

-

54.61

31

-

31

NORTH AMERICAN REGION
134

130

390

Cripple Creek & Victor J.V.
72.51

69.37

67.80

61

57

169

Jerritt Canyon J.V. - Attributable 70%
87.18

85.47

84.98

73

73

221

SOUTH AMERICAN REGION
114

110

335

Morro Velho
12.25

12.08

12.04

56

54

164

Serra Grande - Attributable 50%
32.26

31.08

31.25

26

24

75

60.88

60.04

60.66

32

32

96

AUSTRALIAN REGION
128

143

374

Sunrise Dam
90.63

66.13

75.17

71

83

211

Boddington - Attributable 33.33%
54.37

54.48

54.43

22

22

60

Tanami - Attributable 40%
44.89

45.00

37.84

6

8

20

Union Reefs
44.73

41.76

47.31

29

30

83

ANGLOGOLD GROUP
1,803

1,769

5,275

Cerro Vanguardia - Attributable 46.25%

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Nine months
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2001
2001
2001
2001
2001
2001
US Dollar / Imperial
Total cash costs - $/oz
Total production costs - $/oz
SOUTH AFRICAN REGION
 184

 194

 193

 206

 219

 216

VAAL RIVER
Great Noligwa Mine
 118

 133

 130

 128

 141

 138

Kopanang Mine
 175

 201

 188

 193

 218

 204

Tau Lekoa Mine
 245

 206

 214

 279

 232

 243

Surface Operations
 161

 167

 157

 161

 167

 157

ERGO
 221

 249

 225

 233

 262

 239

FREE STATE
Bambanani Mine
 238

 233

 238

 267

 255

 263

Tshepong Mine
 187

 173

 186

 224

 205

 220

Matjhabeng Mine
 246

 234

 256

 279

 332

 331

Joel Mine
 345

 345

 366

 411

 438

 454

Surface Operations
 193

 165

 168

 195

 166

 169

WEST WITS
TauTona Mine
 154

 164

 161

 166

 172

 172

Savuka Mine
 256

 246

 256

 263

 255

 272

Mponeng Mine
 211

 273

 243

 265

 350

 296

Elandsrand Mine
-

-

 362

-

-

 363

Deelkraal Mine
-

-

 331

-

-

 333

Surface Operations
-

-

 13

-

-

 13

AFRICAN REGION
 131

 121

 125

 192

 174

 185

Navachab
 181

 162

 172

 195

 173

 185

Sadiola - Attributable 38%
 137

 125

 130

 206

 187

 196

Morila - Attributable 40%
 104

 100

 98

 179

 173

 173

Geita - Attributable 50%
 150

 133

 141

 209

 175

 196

Yatela - Attributable 40%
 146

-

 146

 197

-

 197

NORTH AMERICAN REGION
199

202

204

272

278

280

Cripple Creek & Victor J.V.
 193

 177

 180

 281

 263

 268

Jerritt Canyon J.V. - Attributable 70%
 200

 217

 217

 260

 285

 283

SOUTH AMERICAN REGION
128

141

138

193

213

207

Morro Velho
 121

 138

 130

 181

 196

 189

Serra Grande - Attributable 50%
 100

 109

 106

 155

 168

 165

 118

 145

 135

 192

 246

 223

AUSTRALIAN REGION
197

195

198

235

241

240

Sunrise Dam
 170

 148

 150

 216

 201

 199

Boddington - Attributable 33.33%
 176

 215

 198

 181

 253

 223

Tanami - Attributable 40%
 239

 193

 294

 314

 221

 337

Union Reefs
 232

 269

 228

 259

 302

 261

ANGLOGOLD GROUP
176

185

184

211

221

220

Cerro Vanguardia - Attributable 46.25%

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Nine months
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2001
2001
2001
2001
2001
2001
US Dollar / Imperial
Operating profit - $m
Capital expenditure - $m
SOUTH AFRICAN REGION
22.6

25.3

68.7

VAAL RIVER
Great Noligwa Mine
40.0

32.6

107.2

0.1

0.2

0.6

Kopanang Mine
11.2

7.5

29.4

0.6

0.4

1.4

Tau Lekoa Mine
(1.7)

2.6

4.7

0.2

0.9

1.6

Surface Operations
2.6

3.1

9.8

-

-

-

Moab Khotsong
12.2

11.2

33.1

ERGO
3.7

2.4

9.9

-

-

0.1

FREE STATE
Bambanani Mine
1.1

2.4

6.0

0.2

1.0

1.8

Tshepong Mine
5.3

6.9

18.3

-

-

-

Matjhabeng Mine
(0.1)

(3.3)

(7.0)

-

-

-

Joel Mine
(1.3)

(2.2)

(7.8)

1.1

1.7

3.6

Surface Operations
2.7

3.8

10.4

-

-

-

WEST WITS
TauTona Mine
17.9

17.9

50.1

2.0

2.1

5.1

Savuka Mine
0.9

0.9

1.7

-

-

-

Mponeng Mine
1.4

(4.8)

(4.8)

6.2

7.8

19.9

Elandsrand Mine
-

-

(1.8)

-

-

1.5

Deelkraal Mine
-

-

(0.8)

-

-

-

Surface Operations
0.1

-

0.5

-

-

-

AFRICAN REGION
8.3

8.1

27.6

Navachab
1.8

2.3

5.8

-

0.1

0.2

Sadiola - Attributable 38%
4.5

5.6

14.7

1.1

1.2

3.1

Morila - Attributable 40%
6.4

6.5

19.4

2.8

2.1

8.9

Geita - Attributable 50%
5.6

7.3

17.6

4.3

1.0

9.0

Yatela
2.8

-

2.8

0.1

3.7

6.4

NORTH AMERICAN REGION
22.8

22.2

58.8

Cripple Creek & Victor J.V.
2.3

3.1

8.7

19.8

19.4

49.9

Jerritt Canyon J.V. - Attributable 70%
3.7

2.8

7.9

3.0

2.8

8.8

Exploration
-

-

0.1

SOUTH AMERICAN REGION
6.6

5.2

18.3

Morro Velho
6.0

6.6

20.5

3.0

2.3

7.9

Serra Grande - Attributable 50%
4.0

3.7

11.6

1.1

0.7

2.3

Cerro Vanguardia - Attributable 46.25%
4.0

2.4

8.4

0.9

1.0

4.1

Minorities and exploration
1.6

1.2

4.0

AUSTRALIAN REGION
11.7

10.9

38.0

Sunrise Dam
4.5

7.2

19.4

11.0

9.9

35.1

Boddington - Attributable 33.33%
2.3

0.4

3.6

-

0.3

0.5

Tanami - Attributable 40%
(0.2)

1.0

(0.7)

-

-

0.2

Union Reefs
1.8

(0.9)

1.0

0.2

-

0.3

Brocks Creek
(0.1)

-

(0.1)

-

-

-

Exploration
0.5

0.7

1.9

Other
1.8

2.2

2.7

3.0

1.3

5.4

Recoupments
-

(2.0)

(2.0)

ANGLOGOLD GROUP TOTAL
135

120

369

75

71

215

NOTES TO THE CASH FLOW STATEMENT
Quarter
Nine months
Nine months
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
September
September
September
September
September
September
2001
2001
2000
2001
2001
2000
US Dollar million
SA Rand million
Cash generated from operations
 81

 236

 266

Profit before taxation
 669

1 907

1 804

Adjusted for:
 55

 167

 162

Amortisation of mining assets
 462

1 346

1 092

 6

 8

 5

Rehabilitation and other non-cash costs
 48

 69

 28

 16

 58

 49

Finance costs
 132

 465

 326

 1

 2

-

Unwinding of decommissioning obligation
 8

 13

 1

 20

(6)

-

Movement on hedging activities
 169

(46)

-

(4)

(14)

(31)

Interest receivable
(31)

(114)

(206)

Growth in AngloGold Environmental
(2)

(4)

(3)

Rehabilitation Trust
(16)

(32)

(15)

(1)

(1)

(3)

Income from associates before taxation
(8)

(12)

(22)

-

 3

(4)

(Profit) loss on sale of assets
(1)

 23

(29)

(1)

 4

-

(Profit) loss on sale of mining assets
(7)

 31

-

-

-

-

Impairment of mining assets
-

 3

-

-

 3

-

Debt written-off
-

 21

-

 7

 21

 14

Amortisation of goodwill
 59

 170

 96

 10

(6)

(89)

Movement in working capital
 82

(45)

(591)

 188

 471

 366

1 566

3 799

2 484

The following analyses the movement in
working capital:
(7)

(31)

(30)

Increase in inventories
(61)

(250)

(201)

(15)

 25

(31)

(128)

 206

(205)

 32

-

(28)

 Increase (decrease) in trade and other payables
 271

(1)

(185)

 10

(6)

(89)

 82

(45)

(591)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Ordinary
Non -
Foreign
Other
Retained
Total
share
distributable
currency
compre-
earnings
capital and
reserves
translation
hensive
premium
income
SA Rand million
Balance at 31 December 2000
7 951

 150

 324

-

2 579

11 004

Effect of change in treatment of IAS 39
(593)

(196)

(789)

Net profit
1 285

1 285

Dividends paid
(1 446)

(1 446)

Ordinary shares issued
 35

 35

Transfer to non-distributable reserves
(2)

 2

-

Translation adjustment
 560

-

 560

Balance at 30 September 2001
7 986

 148

 884

(593)

2 224

10 649

US Dollar million
Balance at 31 December 2000
1 050

 20

 43

-

 340

1 453

Effect of change in treatment of IAS 39
(66)

(26)

(92)

Net profit
 159

 159

Dividends paid
(170)

(170)

Ordinary shares issued
 4

 4

Transfer to non-distributable reserves
-

-

-

Translation adjustment
(169)

(4)

 54

(57)

(176)

Balance at 30 September 2001
 885

 16

 97

(66)

 246

1 178

(Increase) decrease  in trade and other receivables

SHAFT SINKING
Quarter
Quarter
Nine months
ended
ended
ended
September
June
September
2001
2001
2001
Statistics are shown in metric units
metres
MOAB KHOTSONG MINE
Main shaft
Advance
117

183

384

Depth to date (below collar)
2,923

2,806

2,923

Rock / ventilation sub-vertical shaft
Depth to date
939

939

939

Station cutting
-

-

-

JOEL MINE
Taung North Shaft
Depth to date (below collar)
1,453

1,453

1,453

MPONENG MINE
Sub Shaft 1
Depth to date
1,209

1,209

1,209

Sub Shaft Vent Shaft Deepening
Advance
-

-

23

Depth to date
27

27

27

Statistics are shown in imperial units
feet
MOAB KHOTSONG MINE
Main shaft
Advance
385

599

1,258

Depth to date (below collar)
9,591

9,206

9,591

Rock / ventilation sub-vertical shaft
Depth to date
3,080

3,080

3,080

Station cutting
-

-

-

JOEL MINE
Taung North Shaft
Depth to date (bellow collar)
4,766

4,766

4,766

MPONENG MINE
Sub Shaft 1
Depth to date
3,965

3,965

3,965

Sub Shaft Vent Shaft Deepening
Advance
-

-

76

Depth to date
89

89

89

DEVELOPMENT
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.
Quarter ended September 2001
Statistics are shown in metric units
Advance
Sampled
metres               metres            channel
gold
uranium
width                   g/t
cm.g/t
kg/t
cm.kg/t
cm
VAAL RIVER
Great Noligwa Mine
Vaal reef
6,259

850

89.70

31.25

2,803

1.50

134.67

Kopanang Mine
Vaal reef
8,279

876

15.00

129.20

1,938

5.46

81.97

Tau Lekoa Mine
Ventersdorp Contact reef
3,712

508

101.40

8.31

843

0.14

14.37

Moab Khotsong Mine
Vaal reef
1,745

-

-

-

-

-

-

FREE STATE
Bambanani East Shaft
Basal reef
3,582

312

77.90

24.34

1,896

0.01

0.50

Tshepong North
Basal reef
6,192

860

17.70

77.57

1,373

6.26

110.78

"B" reef
35

4

120.00

0.81

97

0.02

2.70

Matjhabeng Mine
Basal reef
224

-

-

-

-

-

-

Taung South Shaft
Beatrix reef
426

123

85.00

10.21

868

-

-

Beatrix VS 5 Composite reef
58

9

192.00

8.02

1,540

-

-

WEST WITS
TauTona Mine
Ventersdorp Contact reef
20

-

-

-

-

-

-

Carbon Leader reef
4,954

42

29.60

54.32

1,608

0.75

22.06

Savuka Mine
Ventersdorp Contact reef
427

32

17.00

17.76

302

0.06

0.94

Carbon Leader reef
547

-

-

-

-

-

-

Mponeng Mine
Ventersdorp Contact reef
5,426

816

86.80

16.98

1,474

-

-

DEVELOPMENT
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.
Quarter ended September 2001
Statistics are shown in imperial units
Advance
Sampled
feet                 feet
channel
gold
uranium
width               oz/t
ft.oz/t                lb/t
ft.lb/t
inches
VAAL RIVER
Great Noligwa Mine
Vaal reef
20,536

2,789

35.31

0.91

2.68

3.00

8.83

Kopanang Mine
Vaal reef
27,161

2,874

5.91

3.77

1.85

10.93

5.38

Tau Lekoa Mine
Ventersdorp Contact reef
12,178

1,667

39.92

0.24

0.81

0.28

0.93

Moab Khotsong Mine
Vaal reef
5,725

-

-

-

-

-

-

FREE STATE
Bambanani East Shaft
Basal reef
11,753

1,024

30.67

0.71

1.81

0.02

0.05

Bambanani West Shaft
Basal reef
-

-

-

-

-

-

-

Tshepong North
Basal reef
20,314

2,822

6.97

2.26

1.31

12.52

7.27

"B" reef
115

13

47.24

0.02

0.09

0.04

0.16

Matjhabeng Mine
Basal reef
733

-

-

-

-

-

-

Taung South Shaft
Beatrix reef
1,399

404

33.46

0.30

0.83

-

-

Beatrix VS 5 Composite reef
191

30

75.59

0.23

1.47

-

-

WEST WITS
TauTona Mine
Ventersdorp Contact reef
65

-

-

-

-

-

-

Carbon Leader reef
16,254

138

11.65

1.58

1.54

1.50

1.46

Savuka Mine
Ventersdorp Contact reef
1,401

105

6.69

0.52

0.29

0.12

0.07

Carbon Leader reef
1,793

-

-

-

-

-

-

Mponeng Mine
Ventersdorp Contact reef
17,802

2,677

34.17

0.50

1.41

-

-

SOUTH AFRICAN REGION
VAAL RIVER
Quarter
Quarter
Nine months
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2001
2001
2001
2001
2001
2001
GREAT NOLIGWA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - 000
- m2
/ - ft2
112

109

317

1,209

1,174

3,408

Milled - 000
- tonnes   / - tons
- reef
617

631

1,904

680

696

2,099

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
617

631

1,904

680

696

2,099

Yield
- g/t
/ - oz/t
- reef
13.51

12.34

12.44

0.394

0.360

0.363

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - average
13.51

12.34

12.44

0.394

0.360

0.363

Gold produced
- kg
/ - oz 000
- reef
8,333

7,790

23,686

268

251

762

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
8,333

7,790

23,686

268

251

762

Gold sold
- kg
/ - oz 000     - total
8,622

7,608

23,798

277

245

765

Revenue
- R/kg
/ - $/oz
- sold
74,667

71,822

72,861

277

278

280

Total cash costs
- R
/ - $
- ton milled
429

424

419

46

48

47

- R/kg
/ - $/oz
- produced
31,758

34,398

33,718

118

133

130

PRODUCTIVITY
per employee
- g
/ - oz
- target
 272

 257

 255

8.75

8.25

8.20

- actual
 293

 269

 275

9.40

8.65

8.85

per employee
- m2
/ - ft2
- target
3.89

3.70

3.67

41.86

39.85

39.54

- actual
3.94

3.77

3.68

42.45

40.55

39.59

FINANCIAL RESULTS (MILLION)
Gold sales
643.8

546.5

1,734.0

76.7

68.1

214.2

Cost of sales
308.1

284.7

866.2

36.7

35.5

107.0

Cash operating costs
262.8

266.0

792.9

31.3

33.2

98.2

Other cash costs
1.9

1.9

5.7

0.2

0.3

0.7

Total cash costs
264.7

267.9

798.6

31.5

33.5

98.9

Retrenchment costs
2.6

2.6

5.9

0.3

0.3

0.7

Rehabilitation and other non-cash costs
3.4

0.3

3.8

0.4

-

0.4

Production costs
270.7

270.8

808.3

32.2

33.8

100.0

Amortisation of mining assets
17.3

13.0

43.0

2.1

1.6

5.3

Inventory change
20.1

0.9

14.9

2.4

0.1

1.7

Operating profit
335.7

261.8

867.8

40.0

32.6

107.2

Capital expenditure
1.3

1.5

4.8

0.1

0.2

0.6

SOUTH AFRICAN REGION
VAAL RIVER
Quarter
Quarter
Nine months
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2001
2001
2001
2001
2001
2001
KOPANANG MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - 000
- m2
/ - ft2
119

99

317

1,278

1,069

3,408

Milled - 000
- tonnes   / - tons
- reef
532

512

1,547

1,140

565

1,705

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
532

512

1,547

1,140

565

1,705

Yield
- g/t
/ - oz/t
- reef
7.58

7.46

7.61

0.221

0.218

0.222

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - average
7.58

7.46

7.61

0.221

0.218

0.222

Gold produced
- kg
/ - oz 000
- reef
4,033

3,820

11,773

130

123

379

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
4,033

3,820

11,773

130

123

379

Gold sold
- kg
/ - oz 000     - total
4,164

3,738

11,826

134

120

380

Revenue
- R/kg
/ - $/oz
- sold
74,717

71,818

72,776

277

278

280

Total cash costs
- R
/ - $
- ton milled
356

386

371

39

44

42

- R/kg
/ - $/oz
- produced
47,030

51,796

48,752

175

201

188

PRODUCTIVITY
per employee
- g
/ - oz
- target
 173

 162

 165

5.58

5.20

5.29

- actual
 176

 165

 170

5.66

5.31

5.45

per employee
- m2
/ - ft2
- target
4.89

4.72

4.80

52.59

50.82

51.69

- actual
5.19

4.30

4.56

55.82

46.26

49.11

FINANCIAL RESULTS (MILLION)
Gold sales
311.1

268.4

860.6

37.1

33.4

106.4

Cost of sales
216.8

207.5

622.6

25.9

25.9

77.0

Cash operating costs
188.2

196.4

569.6

22.5

24.5

70.5

Other cash costs
1.4

1.5

4.4

0.2

0.2

0.5

Total cash costs
189.6

197.9

574.0

22.7

24.7

71.0

Retrenchment costs
1.9

2.4

4.7

0.2

0.3

0.6

Rehabilitation and other non-cash costs
2.5

0.2

2.7

0.3

-

0.3

Production costs
194.0

200.5

581.4

23.2

25.0

71.9

Amortisation of mining assets
15.3

14.3

43.8

1.8

1.8

5.4

Inventory change
7.5

(7.3)

(2.6)

0.9

(0.9)

(0.3)

Operating profit
94.3

60.9

238.0

11.2

7.5

29.4

Capital expenditure
5.6

2.5

11.8

0.6

0.4

1.4

SOUTH AFRICAN REGION
VAAL RIVER
Quarter
Quarter
Nine months
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2001
2001
2001
2001
2001
2001
TAU LEKOA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - 000
- m2
/ - ft2
94

103

290

1,007

1,111

3,120

Milled - 000
- tonnes   / - tons
- reef
489

507

1,504

1,099

559

1,658

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
489

507

1,504

1,099

559

1,658

Yield
- g/t
/ - oz/t
- reef
3.72

4.70

4.38

0.109

0.137

0.128

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - average
3.72

4.70

4.38

0.109

0.137

0.128

Gold produced
- kg
/ - oz 000
- reef
1,819

2,383

6,582

58

76

212

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
1,819

2,383

6,582

58

76

212

Gold sold
- kg
/ - oz 000  - total
1,907

2,325

6,617

61

74

213

Revenue
- R/kg
/ - $/oz
- sold
74,730

71,823

72,547

277

278

280

Total cash costs
- R
/ - $
- ton milled
245

250

243

27

28

27

- R/kg
/ - $/oz
- produced
65,845

53,106

55,535

245

206

214

PRODUCTIVITY
per employee
- g
/ - oz
- target
 192

 191

 188

6.16

6.15

6.03

- actual
 136

 182

 168

4.39

5.86

5.40

per employee
- m2
/ - ft2
- target
8.13

7.81

7.74

87.47

84.03

83.30

- actual
7.02

7.90

7.40

75.56

85.06

79.66

FINANCIAL RESULTS (MILLION)
Gold sales
142.6

167.0

480.1

17.0

20.8

59.6

Cost of sales
157.7

147.2

442.9

18.7

18.2

54.9

Cash operating costs
118.8

125.5

362.6

14.2

15.6

45.0

Other cash costs
0.9

1.0

2.9

0.1

0.1

0.4

Total cash costs
119.7

126.5

365.5

14.3

15.7

45.4

Retrenchment costs
2.0

1.3

3.7

0.2

0.1

0.4

Rehabilitation and other non-cash costs
1.7

0.2

1.8

0.2

-

0.2

Production costs
123.4

128.0

371.0

14.7

15.8

46.0

Amortisation of mining assets
12.9

15.0

43.3

1.5

1.9

5.4

Inventory change
21.4

4.2

28.6

2.5

0.5

3.5

Operating profit
(15.1)

19.8

37.2

(1.7)

2.6

4.7

Capital expenditure
2.2

6.4

12.9

0.2

0.9

1.6

SOUTH AFRICAN REGION
VAAL RIVER
Quarter
Quarter
Nine months
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2001
2001
2001
2001
2001
2001
SURFACE OPERATIONS
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - 000
- m2
/ - ft2
-

-

-

-

-

-

Milled - 000
- tonnes   / - tons
- reclamation from rehabilitation
32

32

96

36

35

106

- waste
-

-

-

-

-

-

- surface and dump reclamation
1,394

1,503

4,201

2,974

1,657

4,631

 - total
1,426

1,535

4,297

3,010

1,692

4,737

Yield
- g/t
/ - oz/t
- reclamation from rehabilitation
0.77

2.26

1.52

0.022

0.066

0.044

- waste
-

-

-

-

-

-

- surface and dump reclamation
0.46

0.49

0.51

0.013

0.014

0.015

 - average
0.46

0.53

0.53

0.013

0.015

0.015

Gold produced
- kg
/ - oz 000
- reclamation from rehabilitation
25

72

147

1

2

5

- waste
-

-

-

-

-

-

- surface and dump reclamation
635

739

2,133

20

24

69

 - total
660

811

2,280

21

26

74

Gold sold
- kg
/ - oz 000  - total
680

791

2,280

21

26

73

Revenue
- R/kg
/ - $/oz
- sold
74,399

71,810

72,492

276

278

280

Total cash costs *
- R
/ - $
- ton milled
20

21

21

2

2

2

- R/kg
/ - $/oz
- produced
43,428

43,165

40,798

161

167

157

PRODUCTIVITY
per employee
- g
/ - oz
- target
 292

 316

 310

9.39

10.14

9.96

- actual
 369

 484

 452

11.85

15.56

14.52

per employee
- m2
/ - ft2
- target
-

-

-

-

-

-

- actual
-

-

-

-

-

-

FINANCIAL RESULTS (MILLION)
Gold sales
50.6

56.8

165.2

6.0

7.0

20.5

Cost of sales
28.7

30.9

87.0

3.4

3.9

10.7

Cash operating costs
27.5

31.8

86.7

3.3

4.0

10.7

Other cash costs
0.1

0.1

0.3

-

-

-

Total cash costs
27.6

31.9

87.0

3.3

4.0

10.7

Retrenchment costs
-

-

-

-

-

-

Rehabilitation and other non-cash costs
-

-

-

-

-

-

Production costs
27.6

31.9

87.0

3.3

4.0

10.7

Amortisation of mining assets
-

-

-

-

-

-

Inventory change
1.1

(1.0)

-

0.1

(0.1)

-

Operating profit
21.9

25.9

78.2

2.6

3.1

9.8

Moab Khotsong
Capital expenditure
102.5

90.4

268.7

12.2

11.2

33.1

* Excludes reclamation from rehabilitation

SOUTH AFRICAN REGION
ERGO
Quarter
Quarter      Nine months
Quarter
Quarter     Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2001
2001
2001
2001
2001
2001
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Material treated
- tonnes      / - tons
- 000
10,255

10,176

31,573

11,304

11,217

34,803

Yield
- g/t
/ - oz/t
0.25

0.23

0.25

0.007

0.007

0.007

Gold produced
- kg
/ - oz 000
2,551

2,368

7,767

82

76

250

Gold sold
- kg
/ - oz 000
2,552

2,638

7,790

82

85

250

Revenue
- R/kg
/ - $/oz
- sold
74,702

71,810

72,641

277

278

280

Total cash costs
- R
/ - $
- ton treated
15

15

14

2

2

2

- R/kg
/ - $/oz
- produced
59,616

64,414

58,439

221

249

225

PRODUCTIVITY
per employee
- g
/ - oz
- target
 603

 621

 613

19.40

19.97

19.71

- actual
 689

 628

 687

22.16

20.18

22.10

FINANCIAL RESULTS (MILLION)
Gold sales
190.6

189.5

565.8

22.7

23.6

70.1

Cost of sales
159.2

171.3

486.4

19.0

21.2

60.2

Cash operating costs
151.5

152.0

452.1

18.1

18.9

56.0

Other cash costs
0.6

0.7

1.8

0.1

-

0.2

Total cash costs
152.1

152.7

453.9

18.2

18.9

56.2

Retrenchment costs
0.3

0.5

1.0

-

0.1

0.1

Rehabilitation and other non-cash costs
3.3

3.7

11.4

0.4

0.4

1.4

Production costs
155.7

156.9

466.3

18.6

19.4

57.7

Amortisation of mining assets
4.1

3.6

16.1

0.5

0.4

2.0

Inventory change
(0.6)

10.8

4.0

(0.1)

1.4

0.5

Operating profit
31.4

18.2

79.4

3.7

2.4

9.9

Capital expenditure
-

0.5

1.0

-

-

0.1

SOUTH AFRICAN REGION
FREE STATE
Quarter
Quarter    Nine months
Quarter
Quarter    Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2001
2001
2001
2001
2001
2001
BAMBANANI MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - 000
- m2
/ - ft2
72

71

211

777

766

2,274

Milled - 000
- tonnes   / - tons
- reef
404

437

1,242

445

482

1,369

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
404

437

1,242

445

482

1,369

Yield
- g/t
/ - oz/t
- reef
7.78

7.82

7.79

0.227

0.228

0.227

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - average
7.78

7.82

7.79

0.227

0.228

0.227

Gold produced
- kg
/ - oz 000
- reef
3,141

3,418

9,676

101

110

311

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
3,141

3,418

9,676

101

110

311

Gold sold
- kg
/ - oz 000     - total
3,184

3,389

9,693

103

109

312

Revenue
- R/kg
/ - $/oz
- sold
74,844

71,828

72,827

277

278

280

Total cash costs
- R
/ - $
- ton milled
497

471

482

54

53

54

- R/kg
/ - $/oz
- produced
63,913

60,185

61,837

238

233

238

PRODUCTIVITY
per employee
- g
/ - oz
- target
 193

 183

 176

6.22

5.89

5.65

- actual
 153

 163

 152

4.92

5.23

4.90

per employee
- m2
/ - ft2
- target
4.17

3.92

3.81

44.84

42.20

41.06

- actual
3.52

3.38

3.33

37.88

36.41

35.82

FINANCIAL RESULTS (MILLION)
Gold sales
238.3

243.4

705.9

28.4

30.3

87.3

Cost of sales
227.4

225.3

656.4

27.3

27.9

81.3

Cash operating costs
199.4

204.4

594.3

23.8

25.5

73.6

Other cash costs
1.3

1.3

4.0

0.2

0.1

0.5

Total cash costs
200.7

205.7

598.3

24.0

25.6

74.1

Retrenchment costs
5.5

7.5

19.7

0.7

0.9

2.5

Rehabilitation and other non-cash costs
8.3

0.1

8.4

1.0

-

1.0

Production costs
214.5

213.3

626.4

25.7

26.5

77.6

Amortisation of mining assets
10.6

11.7

33.1

1.3

1.4

4.1

Inventory change
2.3

0.3

(3.1)

0.3

-

(0.4)

Operating profit
10.9

18.1

49.5

1.1

2.4

6.0

Capital expenditure
1.8

7.8

14.3

0.2

1.0

1.8

SOUTH AFRICAN REGION
FREE STATE
Quarter
Quarter    Nine months
Quarter
Quarter    Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2001
2001
2001
2001
2001
2001
TSHEPONG MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - 000
- m2
/ - ft2
103

102

298

1,107

1,096

3,203

Milled - 000
- tonnes   / - tons
- reef
368

366

1,071

406

403

1,181

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
368

366

1,071

406

403

1,181

Yield
- g/t
/ - oz/t
- reef
8.24

8.61

8.29

0.240

0.251

0.242

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - average
8.24

8.61

8.29

0.240

0.251

0.242

Gold produced
- kg
/ - oz 000
- reef
3,034

3,150

8,877

98

101

285

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
3,034

3,150

8,877

98

101

285

Gold sold
- kg
/ - oz 000     - total
3,076

3,119

8,888

99

100

286

Revenue
- R/kg
/ - $/oz
- sold
74,810

71,830

72,798

277

278

280

Total cash costs
- R
/ - $
- ton milled
414

384

400

45

43

45

- R/kg
/ - $/oz
- produced
50,260

44,579

48,256

187

173

186

PRODUCTIVITY
per employee
- g
/ - oz
- target
 179

 171

 174

5.75

5.50

5.60

- actual
 222

 227

 213

7.14

7.28

6.84

per employee
- m2
/ - ft2
- target
6.40

6.50

6.45

68.85

70.00

69.39

- actual
7.53

7.32

7.13

81.04

78.75

76.71

FINANCIAL RESULTS (MILLION)
Gold sales
230.1

224.0

647.0

27.4

27.9

79.9

Cost of sales
185.3

169.1

498.4

22.1

21.0

61.6

Cash operating costs
151.7

139.7

426.1

18.1

17.4

52.7

Other cash costs
0.8

0.8

2.3

0.1

0.1

0.3

Total cash costs
152.5

140.5

428.4

18.2

17.5

53.0

Retrenchment costs
2.2

3.3

7.2

0.3

0.4

0.9

Rehabilitation and other non-cash costs
6.4

0.2

6.6

0.8

-

0.8

Production costs
161.1

144.0

442.2

19.3

17.9

54.7

Amortisation of mining assets
22.1

22.9

64.8

2.6

2.9

8.0

Inventory change
2.1

2.2

(8.6)

0.2

0.2

(1.1)

Operating profit
44.8

54.9

148.6

5.3

6.9

18.3

Capital expenditure
-

-

-

-

-

-

SOUTH AFRICAN REGION
FREE STATE
Quarter
Quarter    Nine months
Quarter
Quarter    Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2001
2001
2001
2001
2001
2001
MATJHABENG MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - 000
- m2
/ - ft2
29

40

113

317

425

1,220

Milled - 000
- tonnes   / - tons
- reef
156

207

610

172

228

672

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
156

207

610

172

228

672

Yield
- g/t
/ - oz/t
- reef
8.52

6.95

7.34

0.248

0.203

0.214

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - average
8.52

6.95

7.34

0.248

0.203

0.214

Gold produced
- kg
/ - oz 000
- reef
1,328

1,440

4,475

43

46

144

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
1,328

1,440

4,475

43

46

144

Gold sold
- kg
/ - oz 000     - total
1,345

1,429

4,484

43

46

144

Revenue
- R/kg
/ - $/oz
- sold
74,723

71,826

72,679

277

278

280

Total cash costs
- R
/ - $
- ton milled
565

420

486

61

47

55

- R/kg
/ - $/oz
- produced
66,335

60,344

66,198

246

234

256

PRODUCTIVITY
per employee
- g
/ - oz
- target
 138

 146

 143

4.43

4.70

4.59

- actual
 150

 129

 135

4.83

4.13

4.33

per employee
- m2
/ - ft2
- target
3.02

3.63

3.49

32.55

39.10

37.56

- actual
3.33

3.52

3.41

35.86

37.94

36.73

FINANCIAL RESULTS (MILLION)
Gold sales
100.5

102.6

325.9

12.0

12.7

40.4

Cost of sales
100.2

127.9

380.9

12.1

16.0

47.4

Cash operating costs
87.0

85.9

293.0

10.4

10.7

36.4

Other cash costs
1.1

1.0

3.2

0.1

0.2

0.4

Total cash costs
88.1

86.9

296.3

10.5

10.9

36.8

Retrenchment costs
3.8

33.6

71.4

0.5

4.2

9.0

Rehabilitation and other non-cash costs
3.0

0.1

3.1

0.4

-

0.4

Production costs
94.9

120.6

370.8

11.4

15.1

46.2

Amortisation of mining assets
4.7

3.0

11.5

0.6

0.4

1.4

Inventory change
0.6

4.3

(1.4)

0.1

0.5

(0.2)

Operating profit
0.3

(25.3)

(55.0)

(0.1)

(3.3)

(7.0)

Capital expenditure
-

-

-

-

-

-

SOUTH AFRICAN REGION
FREE STATE
Quarter
Quarter    Nine months
Quarter
Quarter    Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2001
2001
2001
2001
2001
2001
JOEL MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - 000
- m2
/ - ft2
49

58

170

532

621

1,825

Milled - 000
- tonnes   / - tons
- reef
296

261

862

326

288

950

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
296

261

862

326

288

950

Yield
- g/t
/ - oz/t
- reef
3.07

4.21

3.53

0.090

0.123

0.103

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - average
3.07

4.21

3.53

0.090

0.123

0.103

Gold produced
- kg
/ - oz 000
- reef
910

1,099

3,044

29

36

98

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
910

1,099

3,044

29

36

98

Gold sold
- kg
/ - oz 000     - total
831

1,180

3,036

27

38

98

Revenue
- R/kg
/ - $/oz
- sold
99,117

88,348

94,967

368

342

367

Total cash costs
- R
/ - $
- ton milled
286

375

334

31

42

38

- R/kg
/ - $/oz
- produced
92,976

89,091

94,699

345

345

366

PRODUCTIVITY
per employee
- g
/ - oz
- target
 157

 158

 156

5.05

5.07

5.01

- actual
 109

 110

 99

3.50

3.54

3.20

per employee
- m2
/ - ft2
- target
6.71

6.64

6.54

72.26

71.48

70.38

- actual
5.92

5.78

5.54

63.75

62.22

59.58

FINANCIAL RESULTS (MILLION)
Gold sales
82.4

104.3

288.3

9.8

13.0

35.8

Cost of sales
93.3

122.5

349.8

11.1

15.2

43.6

Cash operating costs
83.8

97.1

285.9

10.0

12.1

35.5

Other cash costs
0.8

0.8

2.4

0.1

0.1

0.3

Total cash costs
84.6

97.9

288.3

10.1

12.2

35.8

Retrenchment costs
1.5

16.8

20.2

0.2

2.1

2.5

Rehabilitation and other non-cash costs
0.1

0.1

0.1

-

-

-

Production costs
86.2

114.8

308.6

10.3

14.3

38.3

Amortisation of mining assets
14.5

9.4

48.6

1.7

1.1

6.1

Inventory change
(7.4)

(1.7)

(7.4)

(0.9)

(0.2)

(0.8)

Operating profit
(10.9)

(18.2)

(61.5)

(1.3)

(2.2)

(7.8)

Capital expenditure
9.1

13.7

29.2

1.1

1.7

3.6

SOUTH AFRICAN REGION
FREE STATE
Quarter
Quarter    Nine months
Quarter
Quarter    Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2001
2001
2001
2001
2001
2001
SURFACE OPERATIONS
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - 000
- m2
/ - ft2
-

-

-

-

-

-

Milled - 000
- tonnes   / - tons
- reclamation from rehabilitation
141

107

492

156

118

542

- waste
-

-

-

-

-

-

- surface and dump reclamation
785

764

2,267

865

842

2,499

 - total
926

871

2,758

1,021

960

3,041

Yield
- g/t
/ - oz/t
- reclamation from rehabilitation
1.08

1.84

1.25

0.031

0.054

0.036

- waste
-

-

-

-

-

-

- surface and dump reclamation
0.60

0.69

0.69

0.017

0.020

0.020

 - average
0.67

0.83

0.79

0.020

0.024

0.023

Gold produced
- kg
/ - oz 000
- reclamation from rehabilitation
152

197

613

6

6

20

- waste
-

-

-

-

-

-

- surface and dump reclamation
470

525

1,570

15

17

50

 - total
622

722

2,183

21

23

70

Gold sold
- kg
/ - oz 000     - total
631

714

2,182

20

23

70

Revenue
- R/kg
/ - $/oz
- sold
74,793

71,822

72,551

277

278

280

Total cash costs *
- R
/ - $
- ton milled
31

29

30

3

3

3

- R/kg
/ - $/oz
- produced
52,022

42,584

43,672

193

165

168

PRODUCTIVITY
per employee
- g
/ - oz
- target
 309

 349

 348

9.95

11.22

11.19

- actual
 407

 555

 548

13.09

17.85

17.62

per employee
- m2
/ - ft2
- target
-

-

-

-

-

-

- actual
-

-

-

-

-

-

FINANCIAL RESULTS (MILLION)
Gold sales
47.1

51.3

158.2

5.6

6.4

19.6

Cost of sales
25.1

21.3

73.9

2.9

2.6

9.2

Cash operating costs
24.4

22.3

68.4

2.9

2.7

8.5

Other cash costs
-

-

0.1

-

-

-

Total cash costs
24.4

22.3

68.5

2.9

2.7

8.5

Retrenchment costs
0.3

0.1

0.5

-

-

0.1

Rehabilitation and other non-cash costs
-

-

-

-

-

-

Production costs
24.7

22.4

69.0

2.9

2.7

8.6

Amortisation of mining assets
-

-

-

-

-

-

Inventory change
0.4

(1.1)

4.9

-

(0.1)

0.6

Operating profit
22.0

30.0

84.3

2.7

3.8

10.4

Capital expenditure
-

-

-

-

-

-

* Excludes reclamation from rehabilitation

SOUTH AFRICAN REGION
WEST WITS
Quarter
Quarter    Nine months
Quarter
Quarter    Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2001
2001
2001
2001
2001
2001
TAUTONA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - 000
- m2
/ - ft2
77

73

215

832

782

2,315

Milled - 000
- tonnes   / - tons
- reef
408

411

1,196

450

452

1,318

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
408

411

1,196

450

452

1,318

Yield
- g/t
/ - oz/t
- reef
12.30

11.87

12.19

0.359

0.346

0.355

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - average
12.30

11.87

12.19

0.359

0.346

0.355

Gold produced
- kg
/ - oz 000
- reef
5,021

4,870

14,574

161

156

469

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
5,021

4,870

14,574

161

156

469

Gold sold
- kg
/ - oz 000     - total
5,021

5,080

14,582

162

163

469

Revenue
- R/kg
/ - $/oz
- sold
74,743

71,826

72,822

277

278

280

Total cash costs
- R
/ - $
- ton milled
511

501

510

55

57

57

- R/kg
/ - $/oz
- produced
41,583

42,229

41,832

154

164

161

PRODUCTIVITY
per employee
- g
/ - oz
- target
 279

 276

 269

8.98

8.87

8.66

- actual
 279

 265

 263

8.98

8.51

8.45

per employee
- m2
/ - ft2
- target
4.30

4.18

4.15

46.27

45.00

44.64

- actual
4.30

3.95

3.88

46.30

42.51

41.74

FINANCIAL RESULTS (MILLION)
Gold sales
375.3

364.9

1,061.9

44.7

45.4

131.2

Cost of sales
225.0

221.0

655.2

26.8

27.5

81.1

Cash operating costs
207.5

204.3

605.7

24.7

25.4

75.0

Other cash costs
1.2

1.3

4.0

0.1

0.1

0.5

Total cash costs
208.7

205.6

609.7

24.8

25.5

75.5

Retrenchment costs
2.1

3.0

6.3

0.3

0.4

0.8

Rehabilitation and other non-cash costs
1.0

0.1

1.1

0.1

-

0.1

Production costs
211.8

208.7

617.1

25.2

25.9

76.4

Amortisation of mining assets
13.2

7.8

35.8

1.6

1.0

4.4

Inventory change
-

4.5

2.3

-

0.6

0.3

Operating profit
150.3

143.9

406.7

17.9

17.9

50.1

Capital expenditure
16.8

17.1

41.8

2.0

2.1

5.1

SOUTH AFRICAN REGION
WEST WITS
Quarter
Quarter     Nine months
Quarter
Quarter     Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2001
2001
2001
2001
2001
2001
SAVUKA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - 000
- m2
/ - ft2
53

50

149

571

547

1,609

Milled - 000
- tonnes / - tons
- reef
233

246

696

257

271

767

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
233

246

696

257

271

767

Yield
- g/t
/ - oz/t
- reef
7.98

8.20

8.11

0.233

0.239

0.236

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - average
7.98

8.20

8.11

0.233

0.239

0.236

Gold produced
- kg
/ - oz 000
- reef
1,860

2,017

5,641

60

65

181

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
1,860

2,017

5,641

60

65

181

Gold sold
- kg
/ - oz 000 - total
1,860

2,090

5,644

60

67

182

Revenue
- R/kg
/ - $/oz
- sold
74,891

71,824

72,799

277

278

280

Total cash costs
- R
/ - $
- ton milled
551

522

539

60

59

61

- R/kg
/ - $/oz
- produced
69,087

63,636

66,540

256

246

256

PRODUCTIVITY
per employee
- g
/ - oz
- target
 168

 163

 167

5.40

5.23

5.36

- actual
 144

 157

 146

4.63

5.05

4.69

per employee
- m2
/ - ft2
- target
4.52

4.40

4.48

48.65

47.39

48.24

- actual
4.11

3.95

3.87

44.23

42.51

41.63

FINANCIAL RESULTS (MILLION)
Gold sales
139.3

150.1

410.8

16.6

18.7

50.8

Cost of sales
131.7

143.4

396.6

15.7

17.8

49.1

Cash operating costs
127.6

127.4

372.6

15.2

15.9

46.1

Other cash costs
0.9

0.9

2.8

0.1

0.1

0.3

Total cash costs
128.5

128.3

375.4

15.3

16.0

46.4

Retrenchment costs
1.4

2.9

5.5

0.2

0.4

0.7

Rehabilitation and other non-cash costs
0.6

-

0.6

0.1

-

0.1

Production costs
130.5

131.2

381.5

15.6

16.4

47.2

Amortisation of mining assets
1.2

1.8

16.9

0.1

0.2

2.2

Inventory change
-

10.4

(1.8)

-

1.2

(0.3)

Operating profit
7.6

6.7

14.2

0.9

0.9

1.7

Capital expenditure
-

-

-

-

-

-

SOUTH AFRICAN REGION
WEST WITS
Quarter
Quarter     Nine months
Quarter
Quarter     Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2001
2001
2001
2001
2001
2001
MPONENG MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - 000
- m2
/ - ft2
67

56

186

725

596

2,000

Milled - 000
- tonnes / - tons
- reef
376

346

1,092

415

382

1,203

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
376

346

1,092

415

382

1,203

Yield
- g/t
/ - oz/t
- reef
8.35

7.09

7.46

0.244

0.207

0.218

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - average
8.35

7.09

7.46

0.244

0.207

0.218

Gold produced
- kg
/ - oz 000
- reef
3,144

2,453

8,150

101

79

262

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
3,144

2,453

8,150

101

79

262

Gold sold
- kg
/ - oz 000 - total
3,144

2,541

8,154

101

82

262

Revenue
- R/kg
/ - $/oz
- sold
74,847

71,826

72,899

277

278

280

Total cash costs
- R
/ - $
- ton milled
476

499

471

52

56

53

- R/kg
/ - $/oz
- produced
57,009

70,461

63,139

211

273

243

PRODUCTIVITY
per employee
- g
/ - oz
- target
 192

 182

 187

6.17

5.85

6.03

- actual
 194

 149

 165

6.23

4.79

5.31

per employee
- m2
/ - ft2
- target
4.52

4.54

4.49

48.64

48.83

48.36

- actual
4.15

3.36

3.77

44.68

36.17

40.56

FINANCIAL RESULTS (MILLION)
Gold sales
235.3

182.5

594.4

28.0

22.7

73.3

Cost of sales
224.3

220.3

632.0

26.6

27.5

78.1

Cash operating costs
178.0

171.5

510.7

21.2

21.4

63.2

Other cash costs
1.2

1.4

3.9

0.1

0.1

0.5

Total cash costs
179.2

172.9

514.6

21.3

21.5

63.7

Retrenchment costs
1.9

3.6

6.3

0.2

0.5

0.8

Rehabilitation and other non-cash costs
0.9

0.1

1.0

0.1

-

0.1

Production costs
182.0

176.6

521.9

21.6

22.0

64.6

Amortisation of mining assets
42.3

45.3

106.5

5.0

5.7

13.1

Inventory change
-

(1.6)

3.6

-

(0.2)

0.4

Operating profit
11.0

(37.8)

(37.6)

1.4

(4.8)

(4.8)

Capital expenditure
51.6

62.7

160.8

6.2

7.8

19.9

SOUTH AFRICAN REGION
WEST WITS
Quarter
Quarter      Nine months
Quarter
Quarter     Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2001
2001
2001
2001
2001
2001
ELANDSRAND MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - 000
- m2
/ - ft2
-

-

28

-

-

301

Milled - 000
- tonnes / - tons
- reef
-

-

99

-

-

109

- waste
-

-

2

-

-

2

- surface and dump reclamation
-

-

-

-

-

-

 - total
-

-

101

-

-

111

Yield
- g/t
/ - oz/t
- reef
-

-

6.24

-

-

0.182

- waste
-

-

1.00

-

-

0.029

- surface and dump reclamation
-

-

-

-

-

-

 - average
-

-

6.13

-

-

0.179

Gold produced
- kg
/ - oz 000
- reef
-

-

618

-

-

20

- waste
-

-

2

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
-

-

620

-

-

20

Gold sold
- kg
/ - oz 000 - total
-

-

623

-

-

20

Revenue
- R/kg
/ - $/oz
- sold
-

-

67,726

-

-

271

Total cash costs
- R
/ - $
- ton milled
-

-

554

-

-

65

- R/kg
/ - $/oz
- produced
-

-

90,300

-

-

362

PRODUCTIVITY
per employee
- g
/ - oz
- target
-

-

 134

-

-

4.31

- actual
-

-

 104

-

-

3.34

per employee
- m2
/ - ft2
- target
-

-

5.25

-

-

56.53

- actual
-

-

4.69

-

-

50.48

FINANCIAL RESULTS (MILLION)
Gold sales
-

-

42.2

-

-

5.4

Cost of sales
-

-

56.2

-

-

7.2

Cash operating costs
-

-

55.5

-

-

7.2

Other cash costs
-

-

0.4

-

-

0.1

Total cash costs
-

-

55.9

-

-

7.2

Retrenchment costs
-

-

-

-

-

-

Rehabilitation and other non-cash costs
-

-

-

-

-

-

Production costs
-

-

55.9

-

-

7.2

Amortisation of mining assets
-

-

-

-

-

-

Inventory change
-

-

0.3

-

-

-

Operating profit
-

-

(14.0)

-

-

(1.8)

Capital expenditure
-

0.2

12.0

-

-

1.5

SOUTH AFRICAN REGION
WEST WITS
Quarter
Quarter     Nine months
Quarter
Quarter     Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2001
2001
2001
2001
2001
2001
DEELKRAAL MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - 000
- m2
/ - ft2
-

-

9

-

-

93

Milled - 000
- tonnes / - tons
- reef
-

-

55

-

-

61

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
-

-

55

-

-

61

Yield
- g/t
/ - oz/t
- reef
-

-

7.55

-

-

0.220

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - average
-

-

7.55

-

-

0.220

Gold produced
- kg
/ - oz 000
- reef
-

-

417

-

-

13

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
-

-

417

-

-

13

Gold sold
- kg
/ - oz 000 - total
-

-

419

-

-

13

Revenue
- R/kg
/ - $/oz
- sold
-

-

67,726

-

-

271

Total cash costs
- R
/ - $
- ton milled
-

-

625

-

-

73

- R/kg
/ - $/oz
- produced
-

-

82,790

-

-

331

PRODUCTIVITY
per employee
- g
/ - oz
- target
-

-

 140

-

-

4.50

- actual
-

-

 123

-

-

3.97

per employee
- m2
/ - ft2
- target
-

-

3.37

-

-

36.28

- actual
-

-

2.55

-

-

27.45

FINANCIAL RESULTS (MILLION)
Gold sales
-

-

28.4

-

-

3.6

Cost of sales
-

-

34.8

-

-

4.4

Cash operating costs
-

-

34.3

-

-

4.4

Other cash costs
-

-

0.2

-

-

-

Total cash costs
-

-

34.5

-

-

4.4

Retrenchment costs
-

-

0.2

-

-

-

Rehabilitation and other non-cash costs
-

-

-

-

-

-

Production costs
-

-

34.7

-

-

4.4

Amortisation of mining assets
-

-

-

-

-

-

Inventory change
-

-

0.1

-

-

-

Operating profit
-

-

(6.4)

-

-

(0.8)

Capital expenditure
-

-

-

-

-

-

SOUTH AFRICAN REGION
WEST WITS
Quarter
Quarter     Nine months
Quarter
Quarter     Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2001
2001
2001
2001
2001
2001
SURFACE OPERATIONS
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - 000
- m2
/ - ft2
-

-

-

-

-

-

Milled - 000
- tonnes / - tons
- reclamation from rehabilitation
13

2

16

14

2

18

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

42

-

-

46

 - total
13

2

58

14

2

64

Yield
- g/t
/ - oz/t
- reclamation from rehabilitation
0.76

0.01

1.77

0.022

0.000

0.052

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

0.60

-

-

0.018

 - average
0.76

0.01

0.93

0.022

0.000

0.027

Gold produced
- kg
/ - oz 000
- reclamation from rehabilitation
10

0

29

0

0

1

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

25

-

-

1

 - total
10

0

54

0

0

2

Gold sold
- kg
/ - oz 000 - total
10

0

54

1

0

2

Revenue
- R/kg
/ - $/oz
- sold
-

-

67,726

-

-

271

Total cash costs*
- R
/ - $
- ton milled
-

-

4

-

-

-

- R/kg
/ - $/oz
- produced
-

-

2,820

-

-

13

PRODUCTIVITY
per employee
- g
/ - oz
- target
-

-

-

-

-

-

- actual
-

-

-

-

-

-

per employee
- m2
/ - ft2
- target
-

-

-

-

-

-

- actual
-

-

-

-

-

-

FINANCIAL RESULTS (MILLION)
Gold sales
0.8

-

3.8

0.1

-

0.5

Cost of sales
-

-

0.2

-

-

-

Cash operating costs
-

-

0.2

-

-

-

Other cash costs
-

-

-

-

-

-

Total cash costs
-

-

0.2

-

-

-

Retrenchment costs
-

-

-

-

-

-

Rehabilitation and other non-cash costs
-

-

-

-

-

-

Production costs
-

-

0.2

-

-

-

Amortisation of mining assets
-

-

-

-

-

-

Inventory change
-

-

-

-

-

-

Operating profit
0.8

-

3.6

0.1

-

0.5

Capital expenditure
-

-

-

-

-

-

* Excludes reclamation from rehabilitation

AFRICAN REGION
Quarter
Quarter     Nine months
Quarter
Quarter     Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2001
2001
2001
2001
2001
2001
NAVACHAB
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Mined - 000
- tonnes / - tons
1,383

1,395

3,701

1,524

1,538

4,079

Volume mined - 000 - bcm
/ - bcy
425

441

1,135

556

577

1,485

Stripping ratio
- t (mined - treated) / t treated
3.25

3.36

2.85

3.25

3.36

2.85

Treated - 000
- tonnes / - tons
326

320

962

359

352

1,060

Yield
- g/t
/ - oz/t
1.95

2.15

2.05

0.057

0.063

0.060

Gold produced
- kg
/ - oz 000
636

689

1,971

20

22

63

Gold sold
- kg
/ - oz 000
636

689

1,971

20

22

63

Revenue
- R/kg
/ - $/oz
- sold
75,846

71,175

71,320

281

276

274

Total cash costs
- R/kg
/ - $/oz
- produced
48,868

41,765

44,746

181

162

172

PRODUCTIVITY
per employee
- g
/ - oz
- target
 600

 584

 598

19.28

18.77

19.23

- actual
 621

 659

 634

19.95

21.19

20.39

FINANCIAL RESULTS (MILLION)
Gold sales
48.3

49.0

140.6

5.8

6.1

17.4

Cost of sales
33.4

30.2

94.4

4.0

3.8

11.6

Cash operating costs
30.9

28.5

87.5

3.7

3.5

10.8

Other cash costs
0.2

0.3

0.7

-

0.1

0.1

Total cash costs
31.1

28.8

88.2

3.7

3.6

10.9

Rehabilitation and other non-cash costs
0.2

(0.2)

0.2

-

-

-

Production costs
31.3

28.6

88.4

3.7

3.6

10.9

Amortisation of mining assets
2.2

2.2

6.5

0.3

0.2

0.8

Inventory change
(0.1)

(0.6)

(0.5)

-

-

(0.1)

Operating profit
14.9

18.8

46.2

1.8

2.3

5.8

Capital expenditure
0.2

0.4

1.5

-

0.1

0.2

AFRICAN REGION
Quarter
Quarter     Nine months
Quarter
Quarter     Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2001
2001
2001
2001
2001
2001
SADIOLA - Attributable 38%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Mined - 000
- tonnes / - tons
1,292

1,531

4,613

1,424

1,688

5,085

Volume mined - 000 - bcm
/ - bcy
713

854

2,581

933

1,116

3,376

Stripping ratio
- t (mined - treated) / t treated
1.50

2.08

2.02

1.50

2.08

2.02

Treated - 000
- tonnes / - tons
518

498

1,526

571

549

1,682

Yield
- g/t
/ - oz/t
2.81

3.25

3.02

0.082

0.095

0.088

Gold produced
- kg
/ - oz 000
1,455

1,616

4,612

47

52

148

Gold sold
- kg
/ - oz 000
1,510

1,511

4,505

48

49

144

Revenue
- R/kg
/ - $/oz
- sold
80,391

78,417

77,466

298

304

298

Total cash costs
- R/kg
/ - $/oz
- produced
37,009

32,361

33,904

137

125

130

PRODUCTIVITY
per employee
- g
/ - oz
- target
2 069

2 399

2 157

66.51

77.13

69.34

- actual
2 203

2 449

2 329

70.82

78.72

74.87

FINANCIAL RESULTS (MILLION)
Gold sales
121.3

118.6

349.0

14.5

14.8

43.2

Cost of sales
83.9

73.8

231.0

10.0

9.2

28.5

Cash operating costs
45.4

44.0

132.0

5.4

5.5

16.3

Other cash costs
8.5

8.3

24.4

1.0

1.0

3.0

Total cash costs
53.9

52.3

156.4

6.4

6.5

19.3

Rehabilitation and other non-cash costs
0.4

0.3

1.8

-

0.1

0.2

Production costs
54.3

52.6

158.2

6.4

6.6

19.5

Amortisation of mining assets
26.8

25.6

77.2

3.2

3.1

9.5

Inventory change
2.8

(4.4)

(4.4)

0.4

(0.5)

(0.5)

Operating profit
37.4

44.8

118.0

4.5

5.6

14.7

Capital expenditure
9.5

10.0

25.4

1.1

1.2

3.1

AFRICAN REGION
Quarter
Quarter     Nine months
Quarter
Quarter      Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2001
2001
2001
2001
2001
2001
MORILA - Attributable 40%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Mined - 000
- tonnes / - tons
2,109

2,390

6,156

2,325

2,635

6,786

Volume mined - 000 - bcm
/ - bcy
976

1,164

2,955

1,277

1,523

3,866

Stripping ratio
- t (mined - treated) / t treated
6.00

7.11

6.40

6.00

7.11

6.40

Treated - 000
- tonnes / - tons
301

295

832

332

325

917

Yield
- g/t
/ - oz/t
6.74

6.91

7.27

0.197

0.202

0.212

Gold produced
- kg
/ - oz 000
2,031

2,037

6,052

65

65

195

Gold sold
- kg
/ - oz 000
2,031

2,037

6,052

65

65

195

Revenue
- R/kg
/ - $/oz
- sold
75,163

70,635

70,865

278

274

272

Total cash costs
- R/kg
/ - $/oz
- produced
28,236

25,814

25,552

104

100

98

PRODUCTIVITY
per employee
- g
/ - oz
- target
4 397

4 375

4 413

141.38

140.67

141.87

- actual
3 125

4 310

3 921

100.48

138.55

126.06

FINANCIAL RESULTS (MILLION)
Gold sales
152.7

143.9

428.8

18.2

17.9

53.0

Cost of sales
99.3

90.1

273.0

11.8

11.4

33.6

Cash operating costs
46.8

42.7

125.1

5.6

5.4

15.4

Other cash costs
10.5

9.9

29.5

1.3

1.2

3.6

Total cash costs
57.3

52.6

154.6

6.9

6.6

19.0

Rehabilitation and other non-cash costs
0.4

0.4

1.2

-

0.1

0.1

Production costs
57.7

53.0

155.8

6.9

6.7

19.1

Amortisation of mining assets
40.4

37.9

117.0

4.8

4.8

14.5

Inventory change
1.2

(0.8)

0.2

0.1

(0.1)

-

Operating profit
53.4

53.8

155.8

6.4

6.5

19.4

Capital expenditure
22.5

16.9

71.2

2.8

2.1

8.9

AFRICAN REGION
Quarter
Quarter     Nine months
Quarter
Quarter     Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2001
2001
2001
2001
2001
2001
GEITA - Attributable 50%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Mined - 000
- tonnes / - tons
4,242

3,940

11,563

4,676

4,343

12,746

Volume mined - 000 - bcm
/ - bcy
1,644

1,449

4,498

2,150

1,896

5,883

Stripping ratio
- t (mined - treated) / t treated
7.78

4.84

6.40

7.78

4.84

6.40

Treated - 000
- tonnes / - tons
483

675

1,562

533

744

1,721

Yield
- g/t
/ - oz/t
4.61

3.31

4.06

0.134

0.097

0.118

Gold produced
- kg
/ - oz 000
2,225

2,237

6,337

72

72

204

Gold sold
- kg
/ - oz 000
2,225

2,237

6,337

72

72

204

Revenue
- R/kg
/ - $/oz
- sold
77,675

74,537

75,536

287

289

290

Total cash costs
- R/kg
/ - $/oz
- produced
40,461

34,275

36,778

150

133

141

PRODUCTIVITY
per employee
- g
/ - oz
- target
1 986

1 850

1 859

63.85

59.49

59.77

- actual
1 800

1 977

1 925

57.87

63.55

61.89

FINANCIAL RESULTS (MILLION)
Gold revenue
172.9

166.7

478.7

20.6

20.7

59.1

Cost of sales
126.2

108.2

336.7

15.0

13.4

41.5

Cash operating costs
83.3

70.3

215.1

9.9

8.7

26.5

Other cash costs
6.8

6.3

17.9

0.8

0.8

2.2

Total cash costs
90.1

76.6

233.0

10.7

9.5

28.7

Rehabilitation and other non-cash costs
3.6

(1.1)

3.5

0.4

(0.1)

0.4

Production costs
93.7

75.5

236.5

11.1

9.4

29.1

Amortisation of mining assets
32.0

25.4

87.6

3.8

3.1

10.8

Inventory change
0.5

7.3

12.6

0.1

0.9

1.6

Operating profit
46.7

58.5

142.0

5.6

7.3

17.6

Capital expenditure
35.8

8.2

73.2

4.3

1.0

9.0

AFRICAN REGION
Quarter
Quarter     Nine months
Quarter
Quarter     Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2001
2001
2001
2001
2001
2001
YATELA - Attributable 40%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Mined - 000
- tonnes / - tons
1,352

-

1,352

1,491

-

1,491

Volume mined - 000 - bcm
/ - bcy
666

-

666

872

-

872

Stripping ratio
- t (mined - treated) / t treated
4.97

-

4.97

4.97

-

4.97

Treated - 000
- tonnes / - tons
226

-

226

250

-

250

Yield
- g/t
/ - oz/t
3.38

-

3.38

0.099

-

0.099

Gold produced
- kg
/ - oz 000
766

-

766

25

-

25

Gold sold
- kg
/ - oz 000
958

-

958

31

-

31

Revenue
- R/kg
/ - $/oz
- sold
73,511

-

73,511

274

-

274

Total cash costs
- R/kg
/ - $/oz
- produced
39,359

-

39,359

146

-

146

PRODUCTIVITY
per employee
- g
/ - oz
- target
1 819

-

1 819

58.49

-

58.49

- actual
1 698

-

1 698

54.61

-

54.61

FINANCIAL RESULTS (MILLION)
Gold sales
70.4

-

70.4

8.4

-

8.4

Cost of sales
47.6

-

47.6

5.6

-

5.6

Cash operating costs
25.2

-

25.2

3.0

-

3.0

Other cash costs
5.0

-

5.0

0.6

-

0.6

Total cash costs
30.2

-

30.2

3.6

-

3.6

Rehabilitation and other non-cash costs
0.2

-

0.2

-

-

-

Production costs
30.4

-

30.4

3.6

-

3.6

Amortisation of mining assets
10.3

-

10.3

1.2

-

1.2

Inventory change
6.9

-

6.9

0.8

-

0.8

Operating profit
22.8

-

22.8

2.8

-

2.8

Capital expenditure
1.0

29.2

51.3

0.1

3.7

6.4

NORTH AMERICAN REGION
Quarter
Quarter Nine months
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2001
2001
2001
2001
2001
2001
CRIPPLE CREEK & VICTOR J.V.
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
Mined - 000
- tonnes / - tons
-

-

-

-

-

-

Treated - 000
- tonnes / - tons
-

-

-

-

-

-

Gold in ore
- kg
/ - oz 000
-

-

-

-

-

-

Yield
- g/t
/ - oz/t
-

-

-

-

-

-

Gold produced
- kg
/ - oz 000
-

-

-

-

-

-

Open-pit Operations
Mined - 000
- tonnes / - tons
7,990

7,281

22,249

8,807

8,026

24,525

Stripping ratio
- t (mined - treated) / t treated
2.04

1.46

1.52

2.04

1.46

1.52

Treated - 000
- tonnes / - tons
2,630

2,959

8,830

2,899

3,261

9,733

Gold in ore
- kg
/ - oz 000
3,232

3,323

9,972

104

107

321

Yield
- g/t
/ - oz/t
0.72

0.60

0.60

0.021

0.018

0.017

Gold produced
- kg
/ - oz 000
1,899

1,784

5,255

61

57

169

Total
Yield
- g/t
/ - oz/t
0.72

0.60

0.60

0.021

0.018

0.017

Gold produced
- kg
/ - oz 000
1,899

1,784

5,255

61

57

169

Gold sold
- kg
/ - oz 000
1,899

1,784

5,255

61

57

169

Revenue
- R/kg
/ - $/oz
- sold
85,872

82,131

83,295

318

318

320

Total cash costs
- R/kg
/ - $/oz
- produced
52,099

45,677

47,053

193

177

180

PRODUCTIVITY
per employee
- g
/ - oz
- target
2,412

2,284

2,217

77.56

73.45

71.27

- actual
2,255

2,158

2,109

72.51

69.37

67.80

FINANCIAL RESULTS (MILLION)
Gold sales
163.1

146.6

437.7

19.4

18.3

54.0

Cost of sales
144.4

121.4

367.7

17.1

15.2

45.3

Cash operating costs
112.1

106.3

313.4

13.3

13.3

38.7

Other cash costs
-

-

-

-

-

-

Total cash costs
112.1

106.3

313.4

13.3

13.3

38.7

Rehabilitation and other non-cash costs
(0.7)

(5.5)

(11.9)

(0.1)

(0.7)

(1.5)

Production costs
111.4

100.8

301.5

13.2

12.6

37.2

Amortisation of mining assets
46.1

45.4

132.3

5.5

5.7

16.4

Inventory change
(13.1)

(24.8)

(66.1)

(1.6)

(3.1)

(8.3)

Operating profit
18.7

25.2

70.0

2.3

3.1

8.7

Capital expenditure
166.4

156.2

406.5

19.8

19.4

49.9

Note: The gold produced from underground and
open-pit operations is allocated on gold in ore.
* Total cash cost calculation includes inventory

NORTH AMERICAN REGION
Quarter
Quarter     Nine months
Quarter
Quarter     Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2001
2001
2001
2001
2001
2001
JERRITT CANYON J.V. - Attributable 70%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
Mined - 000
- tonnes / - tons
311

302

928

343

334

1,022

Treated - 000
- tonnes / - tons
255

227

718

281

251

791

Gold in ore
- kg
/ - oz 000
1,738

1,510

4,924

56

48

158

Yield
- g/t
/ - oz/t
8.99

9.95

9.58

0.262

0.290

0.279

Gold produced
- kg
/ - oz 000
2,289

2,263

6,873

74

73

221

Open-pit Operations
Mined
- tonnes / - tons
- 000
-

-

-

-

-

-

Stripping ratio
- t (mined - treated) / t treated
-

-

-

-

-

-

Treated
- tonnes / - tons
- 000
-

-

-

-

-

-

Gold in ore
- kg
/ - oz 000
-

-

-

-

-

-

Yield
- g/t
/ - oz/t
-

-

-

-

-

-

Gold produced
- kg
/ - oz 000
-

-

-

-

-

-

Total
Yield
- g/t
/ - oz/t
8.99

9.95

9.58

0.262

0.290

0.279

Gold produced
- kg
/ - oz 000
2,290

2,263

6,874

74

73

221

Gold sold
- kg
/ - oz 000
2,290

2,263

6,874

73

73

221

Revenue
- R/kg
/ - $/oz
- sold
85,683

82,084

82,978

318

318

320

Total cash costs
- R/kg
/ - $/oz
- produced
54,108

56,059

56,212

200

217

217

PRODUCTIVITY
per employee
- g
/ - oz
- target
2,714

2,493

2,599

87.26

80.15

83.55

- actual
2,712

2,658

2,643

87.18

85.47

84.98

FINANCIAL RESULTS (MILLION)
Gold sales
196.1

185.8

570.8

23.4

23.2

70.7

Cost of sales
166.1

163.1

507.2

19.7

20.4

62.8

Cash operating costs
123.9

126.8

386.4

14.7

15.8

47.9

Other cash costs
-

-

-

-

-

-

Total cash costs
123.9

126.8

386.4

14.7

15.8

47.9

Rehabilitation and other non-cash costs
3.0

2.6

8.2

0.4

0.4

1.0

Production costs
126.9

129.4

394.6

15.1

16.2

48.9

Amortisation of mining assets
33.9

36.9

110.3

4.0

4.6

13.7

Inventory change
5.3

(3.2)

2.3

0.6

(0.4)

0.2

Operating profit
30.0

22.7

63.6

3.7

2.8

7.9

Capital expenditure
25.0

22.5

71.2

3.0

2.8

8.8

Note: The gold produced from underground and
open-pit operations is allocated on gold in ore.

SOUTH AMERICAN REGION
Quarter
Quarter     Nine months
Quarter
Quarter     Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2001
2001
2001
2001
2001
2001
MORRO VELHO
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
Mined - 000
- tonnes / - tons
221

218

668

244

239

736

Treated - 000
- tonnes / - tons
218

217

664

241

240

733

Gold in ore
- kg
/ - oz 000
1,670

1,647

4,880

54

53

157

Yield
- g/t
/ - oz/t
7.14

7.10

6.86

0.208

0.207

0.200

Gold produced
- kg
/ - oz 000
1,558

1,543

4,562

50

50

147

Open-pit Operations
Mined - 000
- tonnes / - tons
238

258

725

263

284

800

Stripping ratio
- t (mined - treated) / t treated
8.97

16.74

10.59

8.97

16.74

10.59

Treated - 000
- tonnes / - tons
24

15

63

26

16

69

Gold in ore
- kg
/ - oz 000
89

50

223

3

1

7

Yield
- g/t
/ - oz/t
3.49

3.16

3.33

0.102

0.092

0.097

Gold produced
- kg
/ - oz 000
83

46

208

3

1

7

Total
Yield
- g/t
/ - oz/t
6.78

6.85

6.55

0.198

0.200

0.191

Gold produced
- kg
/ - oz 000
1,642

1,589

4,771

53

51

153

Gold sold
- kg
/ - oz 000
1,722

1,686

5,094

56

54

164

Revenue
- R/kg
/ - $/oz
- sold
85,590

82,116

83,102

318

318

320

Total cash costs
- R/kg
/ - $/oz
- produced
32,493

35,708

33,698

121

138

130

PRODUCTIVITY
per employee
- g
/ - oz
- target
418

374

388

13.44

12.03

12.48

- actual
381

376

375

12.25

12.08

12.04

FINANCIAL RESULTS (MILLION)
Gold sales
147.4

138.4

423.3

17.6

17.3

52.4

Cost of sales
98.1

86.5

258.6

11.6

10.7

31.9

Cash operating costs
52.1

55.7

157.6

6.2

6.9

19.5

Other cash costs
1.2

1.0

3.2

0.1

0.2

0.4

Total cash costs
53.3

56.7

160.8

6.3

7.1

19.9

Rehabilitation and other non-cash costs
1.8

1.6

5.0

0.2

0.2

0.6

Production costs
55.1

58.3

165.8

6.5

7.3

20.5

Amortisation of mining assets
25.1

22.2

68.2

3.0

2.7

8.4

Inventory change
17.9

6.0

24.6

2.1

0.7

3.0

Operating profit
49.3

51.9

164.7

6.0

6.6

20.5

Capital expenditure
25.0

18.5

63.9

3.0

2.3

7.9

Note: The gold produced from underground and
open-pit operations is allocated on gold in ore.

SOUTH AMERICAN REGION
Quarter
Quarter     Nine months
Quarter
Quarter     Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2001
2001
2001
2001
2001
2001
SERRA GRANDE - Attributable 50%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
Mined - 000
- tonnes / - tons
91

88

270

100

96

297

Treated - 000
- tonnes / - tons
93

93

277

102

103

305

Gold in ore
- kg
/ - oz 000
824

802

2,403

26

26

77

Yield
- g/t
/ - oz/t
8.46

8.15

8.26

0.247

0.238

0.241

Gold produced
- kg
/ - oz 000
784

763

2,287

25

25

74

Open-pit Operations
Mined - 000
- tonnes / - tons
-

-

-

-

-

-

Stripping ratio
- t (mined - treated) / t treated
-

-

-

-

-

-

Treated - 000
- tonnes / - tons
-

-

-

-

-

-

Gold in ore
- kg
/ - oz 000
-

-

-

-

-

-

Yield
- g/t
/ - oz/t
-

-

-

-

-

-

Gold produced
- kg
/ - oz 000
-

-

-

-

-

-

Total
Yield
- g/t
/ - oz/t
8.46

8.15

8.26

0.247

0.238

0.241

Gold produced
- kg
/ - oz 000
784

763

2,287

25

25

74

Gold sold
- kg
/ - oz 000
784

759

2,334

26

24

75

Revenue
- R/kg
/ - $/oz
- sold
85,495

82,112

83,037

318

318

320

Total cash costs
- R/kg
/ - $/oz
- produced
27,005

28,081

27,609

100

109

106

PRODUCTIVITY
per employee
- g
/ - oz
- target
958

945

945

30.79

30.39

30.39

- actual
1,003

967

972

32.26

31.08

31.25

FINANCIAL RESULTS (MILLION)
Gold sales
67.1

62.3

193.9

8.0

7.8

24.0

Cost of sales
33.1

33.0

99.9

4.0

4.1

12.4

Cash operating costs
20.2

20.5

60.3

2.4

2.6

7.5

Other cash costs
1.0

0.9

2.8

0.1

0.1

0.3

Total cash costs
21.2

21.4

63.1

2.5

2.7

7.8

Rehabilitation and other non-cash costs
0.5

0.5

1.7

0.1

-

0.2

Production costs
21.7

21.9

64.8

2.6

2.7

8.0

Amortisation of mining assets
11.0

11.0

33.0

1.3

1.4

4.1

Inventory change
0.4

0.1

2.1

0.1

-

0.3

Operating profit
34.0

29.3

94.0

4.0

3.7

11.6

Capital expenditure
9.3

5.8

18.5

1.1

0.7

2.3

Note: The gold produced from underground and
open-pit operations is allocated on gold in ore.

SOUTH AMERICAN REGION
Quarter
Quarter    Nine months
Quarter
Quarter     Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2001
2001
2001
2001
2001
2001
CERRO VANGUARDIA - Attributable 46.25%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
Mined - 000
- tonnes / - tons
-

-

-

-

-

-

Treated - 000
- tonnes / - tons
-

-

-

-

-

-

Gold in ore
- kg
/ - oz 000
-

-

-

-

-

-

Yield
- g/t
/ - oz/t
-

-

-

-

-

-

Gold produced
- kg
/ - oz 000
-

-

-

-

-

-

Open-pit Operations
Mined - 000
- tonnes / - tons
1,431

1,430

4,088

1,577

1,577

4,506

Stripping ratio
- t (mined - treated) / t treated
13.58

13.97

13.03

13.58

13.97

13.03

Treated - 000
- tonnes / - tons
98

95

291

108

105

321

Gold in ore
- kg
/ - oz 000
1,115

972

3,169

36

31

102

Yield
- g/t
/ - oz/t
10.89

9.82

10.47

0.318

0.287

0.306

Gold produced
- kg
/ - oz 000
1,068

939

3,052

34

30

98

Total
Yield
- g/t
/ - oz/t
10.89

9.82

10.47

0.318

0.287

0.306

Gold produced
- kg
/ - oz 000
1,068

939

3,052

34

30

98

Gold sold
- kg
/ - oz 000
1,018

987

3,003

32

32

96

Revenue
- R/kg
/ - $/oz
- sold
78,556

74,972

75,952

290

290

292

Total cash costs
- R/kg
/ - $/oz
- produced
31,775

37,387

35,070

118

145

135

PRODUCTIVITY
per employee
- g
/ - oz
- target
1,692

1,398

1,544

54.41

44.95

49.63

- actual
1,893

1,868

1,887

60.88

60.04

60.66

FINANCIAL RESULTS (MILLION)
Gold sales
90.4

79.0

248.1

10.7

9.9

30.6

Cost of sales
56.7

60.0

178.4

6.7

7.5

22.2

Cash operating costs
27.9

29.9

90.8

3.3

3.7

11.3

Other cash costs
6.0

5.2

16.2

0.7

0.7

2.0

Total cash costs
33.9

35.1

107.0

4.0

4.4

13.3

Rehabilitation and other non-cash costs
2.1

1.7

5.5

0.2

0.2

0.7

Production costs
36.0

36.8

112.5

4.2

4.6

14.0

Amortisation of mining assets
19.3

22.7

64.0

2.3

2.8

8.0

Inventory change
1.4

0.5

1.9

0.2

0.1

0.2

Operating profit
33.7

19.0

69.7

4.0

2.4

8.4

Capital expenditure
7.6

8.3

33.0

0.9

1.0

4.1

Note: The gold produced from underground and
open-pit operations is allocated on gold in ore.

AUSTRALIAN REGION
Quarter
Quarter     Nine months
Quarter
Quarter     Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2001
2001
2001
2001
2001
2001
SUNRISE DAM
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Volume mined - 000 - bcm
/ - bcy
5,827

4,903

15,719

7,623

6,413

20,561

Treated - 000
- tonnes / - tons
712

481

1,651

785

530

1,820

Yield
- g/t
/ - oz/t
3.36

4.37

4.12

0.098

0.128

0.120

Gold produced
- kg
/ - oz 000
2,393

2,104

6,799

77

68

219

Gold sold
- kg
/ - oz 000
2,222

2,578

6,568

71

83

211

Revenue
- R/kg
/ - $/oz
- sold
87,144

69,179

79,910

321

267

306

Total cash costs
- R/kg
/ - $/oz
- produced
46,048

38,221

39,262

170

148

150

PRODUCTIVITY
per employee
- g
/ - oz
- target
2,810

2,214

2,525

90.34

71.17

81.18

- actual
2,819

2,057

2,338

90.63

66.13

75.17

FINANCIAL RESULTS (MILLION)
Gold sales
193.7

178.4

524.8

22.9

22.2

64.6

Cost of sales
154.3

120.6

367.8

18.4

15.0

45.2

Cash operating costs
92.3

53.4

202.6

11.0

6.6

24.9

Other cash costs
17.9

27.0

64.4

2.1

3.4

8.0

Total cash costs
110.2

80.4

267.0

13.1

10.0

32.9

Rehabilitation and other non-cash costs
1.6

1.4

4.4

0.2

0.2

0.5

Production costs
111.8

81.8

271.4

13.3

10.2

33.4

Amortisation of mining assets
28.2

27.2

81.1

3.4

3.4

10.0

Inventory change
14.3

11.6

15.3

1.7

1.4

1.8

Operating profit
39.4

57.8

157.0

4.5

7.2

19.4

Capital expenditure
91.8

79.9

282.4

11.0

9.9

35.1

AUSTRALIAN REGION
Quarter
Quarter      Nine months
Quarter
Quarter      Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2001
2001
2001
2001
2001
2001
BODDINGTON - Attributable 33.33%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Volume mined - 000 - bcm
/ - bcy
-

-

-

-

-

-

Treated - 000
- tonnes / - tons
735

696

2,154

811

767

2,375

Yield
- g/t
/ - oz/t
0.92

0.88

0.88

0.027

0.026

0.026

Gold produced
- kg
/ - oz 000
679

615

1,894

22

20

61

Gold sold
- kg
/ - oz 000
673

669

1,851

22

22

60

Revenue
- R/kg
/ - $/oz
- sold
86,472

69,027

79,087

319

267

303

Total cash costs
- R/kg
/ - $/oz
- produced
47,472

55,385

51,438

176

215

198

PRODUCTIVITY
per employee
- g
/ - oz
- target
1,465

1,838

1,707

47.11

59.10

54.89

- actual
1,691

1,694

1,693

54.37

54.48

54.43

FINANCIAL RESULTS (MILLION)
Gold sales
58.2

46.2

146.4

6.9

5.7

18.0

Cost of sales
38.7

41.4

115.7

4.6

5.3

14.4

Cash operating costs
31.0

33.0

94.1

3.7

4.2

11.7

Other cash costs
1.2

1.0

3.3

0.1

0.2

0.4

Total cash costs
32.2

34.0

97.4

3.8

4.4

12.1

Rehabilitation and other non-cash costs
-

-

-

-

-

-

Production costs
32.2

34.0

97.4

3.8

4.4

12.1

Amortisation of mining assets
0.8

6.1

12.1

0.1

0.7

1.5

Inventory change
5.7

1.3

6.2

0.7

0.2

0.8

Operating profit
19.5

4.8

30.7

2.3

0.4

3.6

Capital expenditure
-

2.1

3.6

-

0.3

0.5

AUSTRALIAN REGION
Quarter
Quarter Nine months
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2001
2001
2001
2001
2001
2001
TANAMI - Attributable 40%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Volume mined - 000 - bcm
/ - bcy
25

299

760

33

391

994

Treated - 000
- tonnes / - tons
153

88

370

169

96

408

Yield
- g/t
/ - oz/t
1.25

2.37

1.74

0.036

0.069

0.051

Gold produced
- kg
/ - oz 000
191

208

643

6

7

21

Gold sold
- kg
/ - oz 000
188

250

634

6

8

20

Revenue
- R/kg
/ - $/oz
- sold
85,137

68,834

78,155

315

266

301

Total cash costs
- R/kg
/ - $/oz
- produced
64,301

49,741

75,658

239

193

294

PRODUCTIVITY
per employee
- g
/ - oz
- target
1,583

1,541

1,487

50.90

49.55

47.80

- actual
1,396

1,400

1,177

44.89

45.00

37.84

FINANCIAL RESULTS (MILLION)
Gold sales
16.0

17.2

49.5

1.9

2.1

6.1

Cost of sales
17.9

9.6

55.4

2.1

1.1

6.8

Cash operating costs
11.9

10.1

47.5

1.4

1.2

5.9

Other cash costs
0.4

0.3

1.2

-

-

0.1

Total cash costs
12.3

10.4

48.7

1.4

1.2

6.0

Rehabilitation and other non-cash costs
2.4

-

2.4

0.3

-

0.3

Production costs
14.7

10.4

51.1

1.7

1.2

6.3

Amortisation of mining assets
1.5

1.6

4.8

0.2

0.2

0.6

Inventory change
1.7

(2.4)

(0.5)

0.2

(0.3)

(0.1)

Operating profit
(1.9)

7.6

(5.9)

(0.2)

1.0

(0.7)

Capital expenditure
-

0.2

1.9

-

-

0.2

AUSTRALIAN REGION
Quarter
Quarter Nine months
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2001
2001
2001
2001
2001
2001
UNION REEFS
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Volume mined - 000 - bcm
/ - bcy
1,317

1,115

3,437

1,723

1,457

4,496

Treated - 000
- tonnes / - tons
674

618

1,997

743

682

2,201

Yield
- g/t
/ - oz/t
1.36

1.18

1.31

0.038

0.034

0.038

Gold produced
- kg
/ - oz 000
915

730

2,620

29

23

83

Gold sold
- kg
/ - oz 000
898

927

2,579

29

30

83

Revenue
- R/kg
/ - $/oz
- sold
85,446

69,201

78,856

316

267

302

Total cash costs
- R/kg
/ - $/oz
- produced
62,595

69,558

59,298

232

269

228

PRODUCTIVITY
per employee
- g
/ - oz
- target
3,333

2,592

2,744

107.15

83.33

88.23

- actual
1,430

1,299

1,472

44.73

41.76

47.31

FINANCIAL RESULTS (MILLION)
Gold sales
76.8

64.1

203.4

9.1

8.0

25.1

Cost of sales
61.3

73.6

195.3

7.3

8.9

24.1

Cash operating costs
55.4

49.0

156.6

6.6

6.1

19.4

Other cash costs
1.8

1.7

(1.2)

0.2

0.2

(0.2)

Total cash costs
57.2

50.7

155.4

6.8

6.3

19.2

Rehabilitation costs
0.8

0.7

3.5

0.1

-

0.4

Production costs
58.0

51.4

158.9

6.9

6.3

19.6

Amortisation of mining assets
5.9

5.4

18.7

0.7

0.6

2.3

Inventory change
(2.6)

16.8

17.7

(0.3)

2.0

2.2

Operating profit
15.5

(9.5)

8.1

1.8

(0.9)

1.0

Capital expenditure
1.7

-

2.7

0.2

-

0.3

AUSTRALIAN REGION
Quarter
Quarter     Nine months
Quarter
Quarter     Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2001
2001
2001
2001
2001
2001
BROCKS CREEK
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Volume mined - 000 - bcm
/ - bcy
-

-

-

-

-

-

Treated - 000
- tonnes / - tons
-

-

-

-

-

-

Yield
- g/t
/ - oz/t
-

-

-

-

-

-

Gold produced
- kg
/ - oz 000
-

-

-

-

-

-

Gold sold
- kg
/ - oz 000
-

-

-

-

-

-

Revenue
- R/kg
/ - $/oz
- sold
-

-

-

-

-

-

Total cash costs
- R/kg
/ - $/oz
- produced
-

-

-

-

-

-

PRODUCTIVITY
per employee
- g
/ - oz
- target
-

-

-

-

-

-

- actual
-

-

-

-

-

-

FINANCIAL RESULTS (MILLION)
Gold sales
-

-

-

-

-

-

Cost of sales
0.5

(0.1)

0.6

0.1

-

0.1

Cash operating costs
0.5

(0.1)

0.6

0.1

-

0.1

Other cash costs
-

-

-

-

-

-

Total cash costs
0.5

(0.1)

0.6

0.1

-

0.1

Rehabilitation costs
-

-

-

-

-

-

Production costs
0.5

(0.1)

0.6

0.1

-

0.1

Amortisation of mining assets
-

-

-

-

-

-

Inventory change
-

-

-

-

-

-

Operating profit
(0.5)

0.1

(0.6)

(0.1)

-

(0.1)

Net capital expenditure
-

-

0.2

-

-

-

NOTES

DIRECTORS
Executive
R M Godsell   (Chairman and Chief Executive
           Officer)
J G Best
D L Hodgson  (effective 1 November 2001)
K H Williams
Non-Executive
R P Edey*   (Deputy Chairman)
F B Arisman
#
Mrs E le R Bradley
C B Brayshaw
Dr V K Fung
#
A W Lea*
(Alternate: P G Whitcutt)
W A Nairn
(Alternate: A H Calver*)
T J Motlatsi
N F Oppenheimer
J Ogilvie Thompson
A J Trahar
* British
#
American
OFFICES
Registered and Corporate
Managing Secretary
Ms Y Z Simelane
Company Secretary
C R Bull
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13 & 14
St Martins Tower
44 St Georges Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662
UNITED KINGDOM SECRETARIES
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
SHARE REGISTRARS
South Africa
Computershare Services Limited
2nd Floor, Edura, 41 Fox Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: +27 11 370 7700
Fax: +27 11 836 0792
United Kingdom
Computershare Services PLC
PO Box 82
The Pavilions,
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0001
Fax: +44 870 703 6119
Australia
Computershare Investor Services Pty Limited
Level 12, 565 Bourke Street
Melbourne, Victoria 3000
(GPO Box 2975EE
Melbourne, Victoria 3001)
Australia
Telephone: +61 3 9611 5711
Fax: +61 3 9611 5710
ADR DEPOSITARY
The Bank of New York
620 Avenue of the Americas
6th Floor
New York, NY 10011
United States of America
Telephone: +1 212 462 6667
Fax: +1 212 462 6215
AUTHORISED REPRESENTATIVE
United States of America
Puglisi & Associates
850 Library Avenue, Suite 204
PO Box 885
Newark, Delaware 19715
United States of America
Telephone: +1 302 738 6680
Fax: +1 302 738 7210
DIRECTORATE AND ADMINISTRATION

South Africa
Steve Lenahan
Telephone: +27 11 637 6248
Fax: +27 11 637 6107
E-mail: slenahan@anglogold.com
Peta Baldwin
Telephone: +27 11 637 6647
Fax: +27 11 637 6107
E-mail: pbaldwin@anglogold.com
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Europe
Tomasz Nadrowski
Telephone: +41 22 718 3312
Fax: +41 22 718 3334
E-mail: tnadrowski@anglogold.com
67, rue du Rhone
4
th
 Floor
1207 Geneva
Switzerland
Alex Buck
Telephone: +44 20 7664 8712/3
Fax: +44 20 7664 8711
E-mail: abuck@anglogold.com
4
th
 Floor, The Linen Hall
162-168 Regent Street
London W1B 5TE
England
United States of America
Charles Carter
Telephone: (800) 417 9255 (toll free in USA and
Canada) or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: ccarter@anglogold.com
509 Madison Avenue
Suite 1914
New York, NY 10022
United States of America
Australia
Andrea Maxey
Telephone: + 61 8 9425 4604
Fax: + 61 8 9425 4662
E-mail: amaxey@anglogold.com.au
Level 13 & 14
St Martins Tower
44 St Georges Terrace
Perth
Western Australia 6000
(PO Box Z5046, Perth WA6831)
Australia
General E-mail enquiries
investors@anglogold.com
AngloGold website
http://www.anglogold.com
Global BuyDIRECT
SM
The Bank of New York maintains a direct share
purchase and dividend reinvestment plan for
AngloGold.
For additional information, please visit The Bank of
New York's website at www.globalbuydirect.com
or call Shareholder Relations at 1-888-BNY-ADRS
or write to:
The Bank of New York
Shareholder Relations Department
Global BuyDIRECT
SM
Church Street Station
PO Box 11258
New York, NY 10286-1258
United States of America
CONTACTS
PRINTED BY INCE (PTY) LTD

ANGLOGOLD LIMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date:  11 JULY 2003
By:    /s/ C R BULL

_

Name:  C R Bull
Title:     Company Secretary